NEUROHACKER COLLECTIVE, LLC

LIMITED LIABILITY COMPANY AGREEMENT

January 1, 2017

TABLE OF CONTENTS

NEUROHACKER COLLECTIVE, LLC
AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

This Amended and Restated Limited Liability Company Agreement (the "**Agreement**") of Neurohacker Collective, LLC (the "**LLC**") is entered into pursuant to the Wyoming Limited Liability Company Act (the "**Act**"), effective as of January 1, 2017 (the "**Effective Date**"), by and among the Members set forth on Exhibit A hereto, each having duly executed this Agreement or a counterpart to this Agreement intending to be legally bound by the following terms and conditions, and such other Persons who may hereafter be admitted from time to time as members in accordance with the provisions hereof (collectively, the "**Members**").

RECITALS

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. Capitalized terms not otherwise defined in this Agreement shall have the meaning set forth on Exhibit B hereto.

ARTICLE II

FORMATION OF LIMITED LIABILITY COMPANY

2.1 Formation. The LLC has been formed as a Wyoming limited liability company by the execution and filing of Articles of Organization (as the same may be amended from time to time, the "Articles") by an authorized person as required by the Act. The rights, powers, duties, obligations and liabilities of the Members (in their respective capacities as such) shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member (in its capacity as such) are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2 **Name and Principal Place of Business**. Unless and until amended in accordance with this Agreement and the Act, the name of the LLC will be "Neurohacker Collective, LLC." The principal place of business of the LLC shall initially be located in San Diego, California, or such other location as the Managers may, from time to time, designate. The address of the LLC's registered office in the State of Wyoming, and the name of the registered agent for service of process, shall be WyomingRegisteredAgent.com, Inc., 1621 Central Ave., Cheyenne,

Wyoming 82001, or such other place or person in the State of Wyoming as the Managers shall designate.

2.3 **Agreement**. For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members executing this Agreement hereby agree to the terms and conditions of this Agreement, as it may from time to time be amended. It is the express intention of the parties hereto that this Agreement shall be the sole statement of agreement among them, and, except to the extent a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Treasury Regulations or is expressly prohibited or ineffective under the Act, this Agreement shall govern even when inconsistent with or different from the provisions of the Act or any other law or rule. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make this Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make valid any provision of this Agreement that was formerly invalid, such provision shall be considered to be a part of this Agreement from and after the date of such interpretation or amendment.

2.4 **Business**. The purpose of the LLC is to engage in any lawful business permitted under the Act or the laws of any jurisdiction in which the LLC may do business.

2.5 **Term**. The term of the LLC commenced on December 11, 2015, the date the Articles were filed with the Secretary of State of the State of Wyoming in accordance with the Act, and shall continue unless the LLC's existence is terminated pursuant to Article XIII of this Agreement.

ARTICLE III

MEMBERS AND INTERESTS

3.1 **Units Generally**. The Interest of each of the Members in the LLC shall consist of a number of "**Units**." Units may be issued in one or more classes or series of classes, as approved by the Managers. Except as otherwise provided in this Agreement, the Equity Incentive Plan or the Act, each Member holding a Unit or Units shall have (a) the right to share in the Net Income and Net Loss of the LLC as provided in this Agreement, (b) a right to the Capital Account maintained for such Member according to Article IX hereof, (c) the right to receive distributions from the LLC as provided in this Agreement, (d) the right to receive information concerning the business and affairs of the LLC as provided in this Agreement or non-waivable provisions of the Act; and (e) for Voting Common Units only, the right to vote as provided in this Agreement. The Units shall be uncertificated unless the Managers determine that the Units shall be represented by certificates in such form as shall be determined by the Managers from time to time.

3.2 **Classes of Units**.

(a) Classes of Units. Initially there shall be four classes of Units as follows:

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(i)   Voting Common Units (which, prior to execution of this Agreement, were referred to as "founder units");

(ii)   Non-Voting Common Units (which, prior to execution of this Agreement, were referred to as "general units");

(iii)   Series Seed 1 Preferred Units (which, prior to execution of this Agreement, were referred to as "Class A investor units"); and

(iv)   Series Seed 2 Preferred Units (which, prior to execution of this Agreement, were referred to as "Class B investor units").

The LLC shall be authorized to issue Units in each class as determined by the Managers. The Units shall have the rights set forth in Section 3.1(a) through (e), if applicable to such class, and such other relative rights, powers and duties as are set forth in this Agreement. Units may be issued with a Profits Interest Threshold Amount, and may be subject to vesting or other restrictions, as determined by the Managers.

(b)   Incentive Plans. Following the Effective Date, the Managers shall adopt an Equity Incentive Plan (the "**Equity Incentive Plan**") or a Bonus Profit Plan (the "**Bonus Profit Plan**", and together with the Equity Incentive Plan the "**Plans**") in a form reasonably acceptable to the Managers and without the requirement that the Plan be approved by the Members. Initially, 9,099,000 Non-Voting Common Units shall be reserved for issuance pursuant to the Plans, subject to increase as approved by the Managers from time to time. The Members hereby agree that the Managers shall have the authority to adopt and administer the Plans, or appoint an administrator thereof, in accordance with the terms thereof and this Agreement. The Managers shall be permitted to issue or deem to be issued or allocated reserved Non-Voting Common Units (or Net Income of the LLC or gain from a Liquidation Event that would be attributable to such Non-Voting Common Units if such Units were issued) pursuant to the Plans, and any such Non-Voting Common Units may be issued with a Profits Interest Threshold Amount, and may be subject to vesting or other restrictions as determined by the Managers. Any Bonus Profit Plan adopted by the Managers shall be unfunded for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act of 1974, as it may be amended from time to time. Non-Voting Common Units shall be non-voting Units and shall represent solely an economic interest in the LLC. With respect to any Non-Voting Common Unit issued that is intended to be a Profits Interest, both the LLC and all Members will (i) treat such Non-Voting Common Units as outstanding for U.S. federal income tax purposes, (ii) treat such Member as a partner for U.S. federal income tax purposes with respect to such Non-Voting Common Units and (iii) file all tax returns and reports consistently with the foregoing, and neither the LLC nor any of its Members will deduct any amount (as wages, compensation or otherwise) from the fair market value of such Non-Voting Common Units for U.S. federal income tax purposes.

3.3   **Members**. The Members of the LLC are set forth on Exhibit A hereto, each of whom is admitted to the LLC as a Member on or before the Effective Date. The name and place of residence of each Member is as set forth on Exhibit A attached hereto. Each Member shall be entitled to review such Member's Exhibit A. Unless otherwise determined by the Managers, no

Member shall be entitled to receive a copy of, review or inspect any other Member's Exhibit A. Each Member hereby waives any rights such Member may have pursuant to the Act to receive, review or inspect, directly or indirectly, any other Member's Exhibit A or any other books, records or documents containing substantially equivalent information.

        3.4   **Representations and Warranties**. Each Member hereby represents and warrants to the LLC and each other Member as follows:

        (a)   No Other Interests. The Member holds the number and class of Units set forth next to such Member's name on Exhibit A, and as of the Effective Date, the Member does not hold any other rights or interests in the LLC, with respect to the equity or securities of the LLC or otherwise, and neither the LLC nor any Manager, Officer or other representative of the LLC has committed to granting or issuing such Member any other rights or interests in the LLC.

        (b)   Good Standing; Due Organization. If such Member is a Person who is not an individual, such Member is duly organized, validly existing, and in good standing under the law of its state of organization and has full organizational power to execute and deliver this Agreement and to perform its obligations hereunder.

        (c)   Accredited Investor. (i) Except with respect to holders of Voting Common Units and Non-Voting Common Units, such Member is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D of the Securities Act, or (ii) such Member is acquiring the respective Interest in compliance with Federal, state, local or foreign laws.

        (d)   Purchase Entirely for Own Account. The Member is acquiring its Interest in the LLC for the Member's own account for investment purposes only and not with a view to or for the resale, distribution, subdivision or fractionalization thereof, and has no contract, understanding, undertaking, agreement or arrangement of any kind with any Person to Transfer to any Person its Interest or any part thereof, nor does such Member have any plans to enter into any such agreement.

        (e)   Investment Experience. By reason of the Member's business or financial experience, the Member has the knowledge, experience and capacity to evaluate and protect its own interests in connection with the transactions contemplated hereunder, is able to bear the economic and financial risks of an investment in the LLC for an indefinite period of time, and at the present time could afford a complete loss of such investment.

        (f)   Disclosure of Information. The Member is aware of the LLC's business affairs and financial condition and has acquired sufficient information about the LLC to reach an informed and knowledgeable decision to acquire a membership interest in the LLC.

        (g)   Federal and State Securities Laws. Assuming federal and state securities laws apply to the interests described herein, the Member acknowledges that the Units have not been registered under the Securities Act or any state securities laws, inasmuch as they are being acquired in a transaction not involving a public offering, and, under such laws, may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from such requirements. In this connection, the Member represents that it is familiar with SEC

Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

(h) <u>Publicly Traded Partnership Rules</u>. At least one of the following statements is true with respect to such Member and, except to the extent otherwise approved by the Managers, will continue to be true throughout the period during which such Member holds any Units:

(i) such Member is not a partnership, grantor trust or S corporation (or entity disregarded as separate from a partnership, grantor trust or S corporation) for U.S. federal income tax purposes; or

(ii) such Member is a partnership, grantor trust, or S corporation (or entity disregarded as separate from a partnership, grantor trust or S corporation) for U.S. federal income tax purposes, and, with regard to each Beneficial Owner of such Member,

(1) the principal purposes for the establishment or use of such Member (or, in the case of a Member that is an entity so disregarded as separate from a partnership, grantor trust or S corporation, the principal purposes for the establishment of or use of its sole owner) do not include avoidance of the one hundred (100) partner limitation set forth in Treasury Regulations Section 1.7704-1(h)(1)(ii) with respect to the LLC; or

(2) not more than fifty percent (50%) of the value of such Beneficial Owner's interest in such Member (or in the case of a Member that is an entity so disregarded as separate from a partnership, grantor trust or S corporation, not more than fifty percent (50%) of the value of the Beneficial Owner's interest in its sole owner) is attributable to such Member's Units.

For purposes of this subsection (g), the term "**Beneficial Owner**" shall have the meaning assigned to such term in Treasury Regulations Section 1.7704-1(h)(3). In the event that a Member's representation pursuant to this Section 3.4 shall at any time fail to be true, such Member shall promptly (and in any event within ten (10) days) notify the Managers of such fact and shall promptly thereafter deliver to the Managers any information regarding such Member and its beneficial owners reasonably requested by counsel to the LLC for purposes of determining the number of the LLC's partners within the meaning of Treasury Regulations Section 1.7704-1(h).

3.5 <u>Additional Members</u>.

(a) <u>Additional Interests</u>. The Managers shall have the right to cause the LLC to issue or sell to any Persons and admit any such Person as a Member (including Members and Affiliates of Members) any of the following (which for purposes of this Agreement shall be "**Additional Interests**"): (i) Units in the LLC; (ii) Convertible Securities; or (iii) Units issued or deemed issued or allocated pursuant to a Plan. The Managers shall have the right to cause the LLC to issue such Additional Interests subject to repurchase or forfeiture based on vesting, and the Managers shall have the right to cause the LLC to repurchase or reacquire such Additional Interests pursuant to the terms governing the vesting of such Additional Interests. Upon any such repurchase or forfeiture, such repurchased or reacquired Additional Interests may be resold

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and reissued pursuant to the terms of this Article III and any applicable Plan. If an Additional Interest is issued to an existing Member in accordance with the terms of this Agreement, the Managers shall amend Exhibit A without the further vote, act or consent of any other Person to reflect the issuance of such Additional Interest and, upon the amendment of such Exhibit A, such Member shall be issued its Additional Interest.

(b)   Additional Members.   In order for a Person, other than an existing Member, to be admitted as a Member of the LLC with respect to an Additional Interest as defined in Section 3.5(a) above: (i) such Additional Interest shall have been issued or sold in accordance with the terms of this Agreement; (ii) such Person shall have delivered to the LLC a counterpart signature page to this Agreement and shall have delivered such other documents and instruments as the Managers determine to be necessary or appropriate and as are consistent with the terms of this Agreement in connection with the issuance or sale of such Additional Interest to such Person or to effect such Person's admission as a Member; and (iii) the Managers shall amend Exhibit A without the further vote, act or consent of any other Person to reflect such new Person as a Member and its Interests. Upon the amendment of Exhibit A, such Person shall be admitted as an additional Member (an "**Additional Member**") and deemed listed as such on the books and records of the LLC and thereupon shall be issued its Additional Interest.

3.6   Resignation or Withdrawal of a Member. Except as specifically provided herein, and subject to the provisions for Transfers contained in Article XI, no Member shall have the right to resign or withdraw from membership in the LLC or withdraw its Interest in the LLC.

3.7   Voting Rights.

(a)   Whether by person or by proxy, each holder of Voting Common Units shall have the right to one (1) vote for each Voting Common Unit held. Non-Voting Common Units, Series Seed 1 Preferred Units, and Series Seed 2 Preferred Units are Non-Voting Units and shall not have any voting rights whatsoever. Irrespective of any provision of the Act, but subject to the terms of this Agreement, a merger or other Liquidation Event shall not require approval by any separate class or group of Members. Except for this Agreement, no Member shall deposit any Units owned by such Member in a voting trust or subject any such Units to any arrangement or agreement with respect to the voting of such Units.

(b)   For purposes of voting on matters (other than Key Matters) at a meeting or by written consent, the affirmative vote or written consent of a majority of the Managers shall constitute approval of actions within the discretion of LLC, the Managers, or the Members.

(c)   Notwithstanding anything to the contrary in the Act or this Agreement, for purposes of voting on a Key Matter at a meeting or by written consent, the affirmative vote or written consent of a majority of the Managers and holders of a majority of the then outstanding Voting Common Units shall constitute approval of such Key Matter.

3.8   Meetings of the Members.

(a)   Annual Meetings. Annual meetings of Members entitled to vote shall be held at such date and time as shall be designated from time to time by the Managers and stated in the notice of the meeting.

(b) <u>Special Meetings</u>. Special meetings of the Members entitled to vote, shall be called by the LLC at the request of any Manager. Business transacted at any special meeting of Members shall be limited to the purposes stated in the notice.

(c) <u>Place of Meeting</u>. All meetings of Members shall be held at such place within or without the State of Wyoming as the Managers shall designate, including but not limited to by means of remote communication as herein provided.

(d) <u>Notice of Meetings</u>. Notice of all meetings of Members, including those meetings specified in Sections 3.7(a) and (b), stating the time, place and purpose of the meeting, shall be delivered at least twenty-four (24) hours before the meeting. Any adjourned meeting may be held as adjourned without further notice, *provided* that any adjourned session or sessions are held within ninety (90) days after the date set for the original meeting. No notice need be given (i) to any Member if a written waiver of notice, executed before or after the meeting by such Member or his or her attorney thereunto duly authorized, is filed with the records of the meeting, or (ii) to any Member who attends the meeting without protesting prior thereto or at its commencement the lack of notice to him or her. A waiver of notice need not specify the purposes of the meeting.

(e) <u>Electronic Communications</u>. Members may participate in any meeting of Members by means of telephone conference or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.9 **Action by Written Consent**. Any action required to be taken at any annual or special meeting of Members or otherwise, or any action which may be taken at any annual or special meeting of Members or otherwise (including without limitation any consent, approval, vote or other action of the Members required or contemplated under or by this Agreement, the Act or otherwise), may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the Members required to approve such action.

3.10 **Limited Liability of Members**.

(a) <u>General</u>. No Member or any of its Affiliates shall have any liability for the debts, obligations or liabilities of the LLC or of any other Member or their respective Affiliates. The debts, obligations and liabilities of the LLC, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the LLC, and no Member or former Member shall be obligated personally for any such debt, obligation or liability of the LLC solely by reason of being a Member or former Member.

(b) <u>Deficit Capital Accounts</u>. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that there exists a deficit in the Capital Account of any Member, upon dissolution of the LLC such deficit shall not be an asset of the LLC and such Members shall not be obligated to contribute such amount to the LLC to bring the balance of such Member's Capital Account to zero.

3.11 **Guaranteed Payments**. In addition to the distributions provided for in Section 10.1, each Member may receive guaranteed payments (i.e., a payment in the nature of salary or bonus) within the meaning of Code Section 707(c) from the LLC in such Member's capacity as a Manager, Officer, Employee, Consultant or other service provider to the LLC in such amount as may be determined by the Managers. Each Member hereby understands and agrees that, (a) except as may be approved pursuant to the preceding sentence, he, she or it shall not be entitled to receive any such compensation from the LLC, and (b) all amounts otherwise distributable by the LLC may be paid to the Members pursuant to the foregoing sentence and, accordingly, no amounts may be available for distribution to the Members and assignees pursuant to Section 10.1.


ARTICLE IV

CONTRIBUTIONS TO CAPITAL; WITHDRAWALS; ADVANCES


4.1 **Capital Contributions**. Each Member, excluding Members who have been or are granted Non-Voting Common Units for no payment pursuant to a Plan, has made, or concurrently with the execution of this Agreement is making, a Capital Contribution to the LLC in the amount set forth in the records of the LLC. No Member shall be entitled to any interest or compensation with respect to such Member's Capital Contribution or share of the capital of the LLC, except as expressly provided herein. No Member shall have any liability for the repayment of the Capital Contribution of any other Member and each Member shall look only to the assets of the LLC for return of such Member's Capital Contributions to the extent permitted herein. Each Member holds an Interest in the LLC represented by the class of Units set forth opposite the Member's name on Exhibit A.

(a) Additional Capital Contributions. Except as otherwise provided herein, no Member shall be permitted or required to make any additional Capital Contribution without the consent of the Managers and such Member.

(b) Interest. No Member shall be entitled to any interest with respect to contributions to or share of the capital of the LLC.

4.2 **No Right of Withdrawal**. No Member shall have the right to withdraw or receive any return of, or interest on, any portion of such Member's contributions to capital of, or to receive any distributions from, the LLC, except as provided in Articles X and XIII.

4.3 **Advances**. If any Member shall advance any funds to the LLC in excess of its Capital Contributions, the amount of such advance shall neither increase its Capital Account nor entitle that Member to any increase in its share of the distributions of the LLC. The amount of any such advance shall be a debt obligation of the LLC to such Member and shall be repaid to it by the LLC with interest at a rate and upon such other terms and conditions which the Managers determine in good faith are, taken as a whole, not materially less favorable to the LLC than would be available to the LLC from an unrelated commercial lender, as shall be agreed by the LLC and such Member. Any such advance shall be payable and collectible only out of LLC assets, and the other Members shall not be personally obligated to repay any part thereof. No Person who makes any loan to the LLC shall have or acquire, as a result of making such loan, any direct or indirect interest in the profits, capital or property of the LLC, other than as a creditor.

ARTICLE V

MANAGEMENT AND RESTRICTIONS

5.1 **Management by Managers**. Subject to the limitations set forth in this Agreement, the Articles or the Act, the business and affairs of the LLC shall be managed by or under the direction of the Managers, which may exercise all powers of the LLC and do all lawful acts on behalf of the LLC. The Managers shall have full, exclusive and complete discretion to take all such actions as they deem necessary or appropriate to accomplish the purposes of the LLC as set forth herein. The Managers acting collectively shall be a "manager" within the meaning of the Act. No Manager or Member acting in his, her or its individual capacity shall have the right, power or authority to act on behalf of or bind the LLC, except that a Manager or Member who is also an Officer of the LLC may act on behalf of or bind the LLC in his, her or its capacity as an Officer of the LLC to the extent that he, she or it is authorized to do so.

ARTICLE VI

NOTICES

6.1 **Notices**. Any notice, payment, demand or other communication required or permitted to be given by any provision of this Agreement shall be deemed to have been delivered and given for all purposes (i) if delivered personally to the party or to an officer of the party to whom the same is directed, when received by such party, (ii) if delivered by confirmed e-mail transmission, when received if received on a Business Day during normal business hours of the recipient, and if not, on the next Business Day, (iii) by a nationally recognized overnight courier services or (iv) whether or not the same is actually received, if sent by registered or certified mail, return receipt requested, postage and charges prepaid, addressed as follows: If to the LLC, at its principal place of business the address of which is set forth in Section 2.2; if to a Member, at such Member's address set forth on Exhibit A hereto, or to such other address as such Member may from time to time specify by written notice to the Members and the LLC; such notice shall be deemed to be given five (5) days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as aforesaid. Any party may by written notice to the other parties specify a different address or facsimile number for notice purposes by sending notice thereof in the foregoing manner.

6.2 **Waiver of Notice**. Whenever any notice is required to be given under the provisions of the Act, the Articles or this Agreement, a waiver thereof in writing, signed by the Person or Persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE VII

OFFICERS

7.1   **Officers**.

(a)   The Managers may, from time to time, designate one or more persons to be officers of the LLC (each such person an "**Officer**"). Any Officers designated by the Managers shall have such authority and perform such duties as the Managers may, from time to time, delegate to them. The Managers may assign titles to particular Officers and, unless the Managers specify otherwise, the assignment of such title shall constitute the delegation to such Officer of the authority and duties that are normally associated with that office, subject to any restrictions on such authority imposed by the Managers. Any number of offices may be held by the same person. No Officer need be a resident of the State of Wyoming or of the United States of America.

(b)   Each Officer shall hold office until his or her successor shall be duly designated and qualified or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided.

(c)   Any Officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Managers. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

(d)   Any Officer may be removed as such, either with or without cause, by the Managers whenever in their judgment the best interests of the LLC will be served thereby. Any vacancy occurring in any office of the LLC may be filled by the Managers.

(e)   To the fullest extent permitted by the Act and other applicable law, and in all instances solely to the extent not inconsistent with the specific provisions of the Articles or this Agreement, it is the intention of the parties that those Officers with titles customarily used in corporations, in their respective capacities as such, shall, unless otherwise provided herein or determined by the Managers, have the customary rights, powers, authority, duties and responsibilities of officers with similar titles of a for-profit stock corporation organized and existing under Wyoming corporate law. The Members and the Managers hereby delegate to each Officer such rights, powers and authority with respect to the management of the business and affairs of the LLC as may be necessary or advisable to effect the provisions of this Section 7.1(e).

(f)   The initial Officers of the LLC shall be those individuals designated as the Officers on Exhibit C.

7.2   **Reliance by Third Parties**. In dealing with the LLC and its duly appointed agents, no Person shall be required to inquire as to the LLC's or such agents' authority to bind the LLC.

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ARTICLE VIII

RECORDS, CONFIDENTIAL INFORMATION AND INVENTIONS

8.1 **Financial and Tax Reporting**. The LLC shall prepare its financial statements and its income tax information returns using such methods of accounting and tax year as the Managers deem necessary or appropriate as permitted by the Code and Treasury Regulations.

8.2 **Members Access to Certain Information**. The LLC shall make available, upon at least three (3) Business Days' prior written notice to the LLC, for inspection at reasonable times during business hours by a Member, such information and documents required by the Act to be made available to Members, *provided, however*, that a Member shall not be entitled to submit more than one (1) such written notice per month; *provided further, however*, unless otherwise provided in any Equity Incentive Plan or pursuant to a Unit grant agreement or option agreement, a Person holding solely Non-Voting Common Units or other non-voting Units shall have no such information access rights.

8.3 **Tax Information**. The LLC shall transmit to each Member, and to each person (or legal representative thereof) who was a Member during any part of the Fiscal Year in question, within a reasonable time after the end of each Fiscal Year a copy of such person's Schedule K-1 to Form 1065 for such Fiscal Year. In the event the LLC elects to provide additional information to Members, the LLC shall be permitted to withhold any information from a Member (other than such Member's Schedule K-1 to Form 1065 for a Fiscal Year) if the LLC determines, in its reasonable discretion, that such Member has taken any action or entered into any transaction that a reasonable person would view, at the time of the action or transaction, as trading against, or in any way contrary to, the best interests of the LLC or that would make it impossible to carry on the affairs of the LLC.

8.4 **Tax Matters Partner**. The Member identified on <u>Exhibit C</u> as the Tax Matters Member is hereby designated as the LLC's "**Tax Matters Partner**" for purposes of the Code, to serve until his or her resignation or removal by the Managers.

8.5 **Confidentiality**.

(a) Each Member hereby acknowledges that by virtue of such Member's Interests, such Member may have access, or the LLC may allow such Member access, to business, technical, other information, materials and/or ideas or this Agreement ("**Proprietary Information**," which term shall include, without limitation, anything such Member learns or discovers as a result of exposure to or analysis of any Proprietary Information). Therefore, each Member hereby agrees that such Member will hold in confidence and will not possess or use (except as required to evaluate the proposed business relationship within the U.S.) or disclose any Proprietary Information without the prior written consent of the Managers, except such information that (a) was in the public domain prior to the time it was furnished to such Member, (b) is or becomes (through no willful improper action or inaction by such Member) generally available to the public, (c) was in its possession or known by such Member without restriction prior to receipt from the LLC, (d) was rightfully disclosed to such Member by a third party without restriction, (e) was independently developed without any use of the LLC's confidential

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information, (f) legal counsel, accountants or representatives for such Member who are bound by a duty of confidentiality, or (g) is required to be disclosed by law or the rules of any national securities exchange, association or marketplace, provided that, the Member shall notify the LLC of any such disclosure requirement as soon as practicable and reasonably cooperate with the LLC (at the LLC's cost) if the LLC seeks a protective order or other remedy in respect of any such disclosure; and furnish only that portion of the Proprietary Information which the Member is legally required to disclose. Notwithstanding the foregoing, each Preferred Member that is a limited partnership or limited liability company may disclose such proprietary or confidential information to any former partners or members who retained an economic interest in such Preferred Member, current or prospective partner of the partnership or any subsequent partnership under common investment management, limited partner, general partner, member or management company of such Preferred Member (or any employee or representative of any of the foregoing) (each of the foregoing Persons, a "**Permitted Disclosee**"). Furthermore, nothing contained herein shall prevent any Preferred Member or any Permitted Disclosee from (i) entering into any business, entering into any agreement with a third party, or investing in or engaging in investment discussions with any other company (whether or not competitive with the LLC), provided that such Preferred Member or Permitted Disclosee does not, except as permitted in accordance with this Section 8.5, disclose or otherwise make use of any proprietary or confidential information of the LLC in connection with such activities, or (ii) making any disclosures required by law, rule, regulation or court or other governmental order. Each Preferred Member agrees, severally and not jointly, to use the same degree of care as such Preferred Member uses to protect its own confidential information for any Proprietary Information obtained pursuant to this Agreement which the LLC identifies in writing as being proprietary or confidential. Each Member agrees that is will not reverse engineer or attempt to derive the composition or underlying information, structure or ideas of any Proprietary Information. The foregoing does not grant any Member a license in or to any of the Proprietary Information. In accordance herewith, each Member also acknowledges and agrees that due to the unique nature of the Proprietary Information, any breach of this Section 8.5 would cause irreparable harm to the LLC for which damages are not an adequate remedy, and that the LLC shall therefore be entitled to equitable relief in addition to all other remedies available at law.

(b) To the maximum extent permitted by the Act, subject to the provisions of this Agreement, the Managers shall have the right to keep confidential from the other Members or other Persons, for such period of time as the Managers deem reasonable, any information (including, to the extent permitted by the Act, any information for which a member or manager of a limited liability company may otherwise be entitled to obtain or examine pursuant to the Act) which the Managers reasonably in good faith believe to be in the nature of trade secrets or other information the disclosure of which the Managers reasonably in good faith believe is not in the best interest of the LLC or could damage the LLC or its business or which the LLC is required by law or by agreement with a third party to keep confidential.

8.6 **Ownership of Inventions**. For each Member who is providing services to the LLC, the LLC shall own all right, title and interest (including patent rights, copyrights, trade secret rights, mask work rights, trademark rights, *sui generis* database rights and all other intellectual and industrial property rights of any sort throughout the world) relating to any and all inventions (whether or not patentable), works of authorship, mask works, designations, designs, know-how, ideas and information made or conceived or reduced to practice, in whole or in part,

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by such Member that arise out of or in connection with such servies or any Proprietary Information (collectively, "**Inventions**") since such Member began providing services to the LLC. Each Member who is providing services to the LLC will promptly disclose and provide all Inventions to the LLC. Each such Member agrees to make and hereby makes all assignments necessary to accomplish the foregoing. Each such Member shall further assist the LLC, at the LLC's expense, to further evidence, record and perfect such assignments, and to perfect, obtain, maintain, enforce and defend any rights assigned. Notwithstanding the foregoing, in the event that a Member who is providing services to the LLC co-creates intellectual property with a thrid party (other than another Member providing services to the LLC) that relates to the business of the LLC, such Member will ensure that the LLC has at least a non-exclusive, royalty free license to use such intelletual property.

ARTICLE IX

CAPITAL ACCOUNTS AND
ALLOCATIONS OF NET INCOME AND NET LOSS

9.1   **Capital Accounts**.

(a)   A separate capital account (the "**Capital Account**") shall be established and maintained for each Member. The Capital Account of each Member shall be credited with such Member's Capital Contributions to the LLC (net of any liabilities secured by any contributed property that the LLC is considered to assume or take subject to), all Net Income allocated to such Member pursuant to Section 9.2 and any items of income or gain which are specially allocated pursuant to Section 9.3; and shall be debited with all Net Losses allocated to such Member pursuant to Section 9.2, any items of loss or deduction of the LLC specially allocated to such Member pursuant to Section 9.3, and all cash and the Carrying Value of any property (net of liabilities assumed by such Member and the liabilities to which such property is subject) distributed by the LLC to such Member. To the extent not provided for in the preceding sentence, the Capital Accounts of the Members shall be adjusted and maintained in accordance with the rules of Treasury Regulations Section 1.704-1(b)(2)(iv), as the same may be amended or revised. Any references in any section of this Agreement to the Capital Account of a Member shall be deemed to refer to such Capital Account as the same may be credited or debited from time to time as set forth above. In the event of any Transfer of any Interest in the LLC in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest. Whenever the LLC would be permitted to adjust the Capital Accounts of the Members pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) to reflect revaluations of LLC property, the Managers may adjust the Capital Accounts of the Members if it determines that doing so would be appropriate, and may do so in connection with any issuance of any Profits Interests. If Code Section 704(c) applies to LLC property, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain and loss, as computed for book purposes, with respect to such property. The Capital Accounts shall be maintained for the sole purpose of determining the allocation of items of income, gain, loss and deduction among the Members for tax purposes and shall have no effect on the amount of any distributions to any Members in liquidation or otherwise.

(b)   No Member shall be required to pay to the LLC or to any other Member the amount of any negative balance which may exist from time to time in such Member's Capital Account.

9.2   Allocations of Net Income and Net Loss.   Net Income, Net Loss and items thereof of the LLC for each Fiscal Year (or other Accounting Period) shall be allocated to the Members in such manner that:

(a)   if the LLC were to liquidate completely after the end of such Fiscal Year (or other Accounting Period) and in connection with such liquidation (i) sell all of its assets at their Carrying Values, (ii) settle all of its liabilities to the extent of the available assets of the LLC (limited, in the case of nonrecourse liabilities, to the collateral securing such liability), and (iii) each Member were to pay to the LLC at that time the amount of any obligation then unconditionally due (in a non-Member capacity) to the LLC, then:

(b)   (i) the distribution by the LLC of any remaining cash to the Members in accordance with their respective Capital Account balances (after crediting or debiting the Capital Accounts for any Net Income, Net Loss, items thereof and allocations pursuant to Section 9.3 for such Fiscal Year or other Accounting Period, including any Partner Nonrecourse Debt Minimum Gain and Partnership Minimum Gain resulting from the hypothetical liquidation and crediting Capital Accounts for all contributions to be made (if any) in connection with the liquidation) would correspond as closely as possible to the liquidating distributions that would result if the liquidating distributions had instead been made in accordance with Section 10.3 (and, in the event any distributions are made pursuant to Section 10.1 with respect to such Fiscal Year or other Accounting Period, then unless otherwise determined by the Managers, such amount shall be deemed to have been an amount distributed as a liquidating distribution pursuant to Section 10.3 solely for purposes of determining the allocations to be made under this Section 9.2 with respect to such Fiscal Year or other Accounting Period); and (ii) any resulting deficit Capital Account balance (after crediting or debiting Capital Accounts for Net Income, Net Loss, items thereof, and allocations pursuant to Section 9.3 for such Fiscal Year or other Accounting Period, including any Partner Nonrecourse Debt Minimum Gain and Partnership Minimum Gain resulting from the hypothetical liquidation and crediting Capital Accounts for all contributions required to be made (if any) in connection with the liquidation) would correspond as closely as possible to the manner in which economic responsibility for such deficit Capital Account balances, if any, would be borne by the Members under the terms of this Agreement or any collateral agreement. For the avoidance of doubt, unvested Units shall be treated as vested for allocation purposes in accordance with I.R.S. Revenue Procedure 2001-43.

9.3   Special Allocation Provisions.   Notwithstanding any other provision in this Agreement:

(a)   _Minimum Gain Chargeback_.   If there is a net decrease in Partnership Minimum Gain or Partner Nonrecourse Debt Minimum Gain (determined in accordance with the principles of Treasury Regulations Sections 1.704-2(d) and 1.704-2(i)) during any LLC taxable

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year, the Members shall be specially allocated items of LLC income and gain for such year (and, if necessary, subsequent years) in an amount equal to their respective shares of such net decrease during such year, determined pursuant to Treasury Regulations Sections 1.704-2(g) and 1.704-2(i)(5). The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(f). This Section 9.3(a) is intended to comply with the minimum gain chargeback requirements in such Treasury Regulations Sections and shall be interpreted consistently therewith; including that no chargeback shall be required to the extent of the exceptions provided in Treasury Regulations Sections 1.704-2(f) and 1.704-2(i)(4).

(b)   Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of LLC income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit balance in its Capital Account (in excess of the amounts described in clauses (i) and (ii) of Section 9.3(c) below) created by such adjustments, allocations or distributions as promptly as possible. This Section 9.3(b) is intended to constitute a "qualified income offset" within the meaning of Treasury Regulation Section 1.704-1(b)(ii)(d).

(c)   Limitation on Net Losses. If any allocation of Net Loss or an item of deduction, expenditure or loss to be made pursuant to Section 9.2 or this Section 9.3 for any Fiscal Year or other Accounting Period would cause a deficit in any Member's Capital Account (or would increase the amount of any such deficit) after (i) crediting to such Capital Account the amount that such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5), and (ii) debiting to such Capital Account the items described in Treasury Regulations 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6), then such Net Loss or item of deduction, expenditure or loss shall be allocated to the Members that have positive Capital Account balances (in excess of the amounts described in clauses (i) and (ii) of this section for such Member) in proportion to the respective amounts of such positive balances until all such positive balances have been reduced to zero.

(d)   Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of LLC income and gain in the amount of such excess as quickly as possible; *provided* that an allocation pursuant to this Section 9.3(d) shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article IX have been tentatively made as if Section 9.3(c) and this Section 9.3(d) were not in this Agreement.

(e)   Nonrecourse Deductions. Nonrecourse Deductions shall be allocated in accordance with the number of Units held by each Member and in the same manner as if such Nonrecourse Deductions were taken into account in determining Net Income and Net Loss for such Accounting Period or Fiscal Year.

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(f)   Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated to the Member who bears the economic risk of loss with respect to the liability to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(j).

(g)   Change in Interests. If there is a change in any Member's Interest in the LLC during any Fiscal Year, the principles of Section 706(d) of the Code shall apply in allocating Net Income and Net Loss and items thereof for such Fiscal Year to account for the variation. For purposes of applying Section 706(d), the Managers may adopt any method or convention permitted under applicable Treasury Regulations. If there is a change in the Interest of any Member, then for purposes of applying Section 9.2 with respect to the Fiscal Period ending on the date of change, the hypothetical liquidating distributions under Section 9.2 shall be made on the basis of the Interests of each Member as applied before giving effect to such change.

(h)   Adjustments in Connection with Noncompensatory Option Exercise and Convertible Debt. The Managers are hereby authorized to interpret and implement in its reasonable discretion the allocation provisions described in the proposed Treasury Regulations on partnership noncompensatory options and convertible debt, dated January 22, 2003 (REG-103580-02) or as later finalized.

(i)   Adjustments in Connection with Compensatory Option Exercise and Forfeiture of Restricted Units. The Managers are hereby authorized to interpret and implement in its reasonable discretion the allocation provisions of the proposed Treasury Regulations on compensatory partnership equity dated May 24, 2005 (REG-105346-03) and the proposed IRS Revenue Procedure published in IRS Notice 2005-43 (the "**Proposed Revenue Procedure**").

9.4   **Curative Allocations**. If Managers determine, after consultation with counsel experienced in income tax matters, that the allocation of any item of LLC income, gain, loss, deduction or credit is not specified in this Article IX (an "unallocated item"), or that the allocation of any item of LLC income, gain, loss, deduction or credit hereunder is clearly inconsistent with the Members' economic interests in the LLC (determined by reference to the general principles of Treasury Regulation Section 1.704-1(b) and the factors set forth in Treasury Regulation Section 1.704-1(b)(3)(ii)) (a "misallocated item"), then the Managers may allocate such unallocated items, or reallocate such misallocated items, to reflect such economic interests; *provided* that no such allocation shall have any effect on the amounts distributable to any Member (other than tax distributions), including the amounts to be distributed upon the complete liquidation of the LLC.

9.5   **Tax Allocations**. For income tax purposes only, each item of income, gain, loss and deduction of the LLC shall be allocated in the same manner as the corresponding items of Net Income and Net Loss and specially allocated items are allocated for Capital Account purposes; *provided* that in the case of any LLC asset the Carrying Value of which differs from its adjusted tax basis for U.S. federal income tax purposes, income, gain, loss and deduction with respect to such asset shall be allocated solely for income tax purposes in accordance with the principles of Section 704(c) of the Code so as to take account of the difference between the Carrying Value and adjusted tax basis of such asset. Unless otherwise agreed by the Managers, for purposes of applying the principles of Section 704(c), the LLC shall use the "traditional method" of Treasury Regulation Section 1.704-3(b).

9.6 **Compliance with Section 704(b) of the Code**. The allocation provisions contained in this Article IX are intended to comply with Section 704(b) of the Code and the Treasury Regulations promulgated thereunder, and shall be interpreted and applied in a manner consistent therewith.

9.7 **Safe Harbor Election**. The Managers are hereby authorized and directed to elect the safe harbor described in section 4 of the Proposed Revenue Procedure (or any substantially similar safe harbor provided for in other IRS guidance), if and when such Revenue Procedure (or other IRS guidance) is finalized (the "**Safe Harbor**"). The LLC and each Member (including any Persons to whom a Profits Interest is Transferred or issued in connection with the provision of services, and any Person to whom an Interest is Transferred by another Member) agree to comply with all requirements of the Safe Harbor while such election remains in effect, including making tax filings (if any) consistent with the applicable requirements of such Safe Harbor and any relevant Treasury Regulations. In addition, the Members agree to amend this Agreement as and if required by the finalized Revenue Procedure (or substantially similar other IRS guidance) in order to ensure that the Transfer or issuance of an Interest in connection with the provision of services to, or on behalf of, the LLC is eligible for the benefits of the Safe Harbor. Notwithstanding the preceding sentences, no election or amendment shall be made pursuant to this Section 9.7 if the Safe Harbor, when finalized, is substantially different from the Proposed Revenue Procedure and the application of the Safe Harbor would result in materially adverse consequences to the LLC.

ARTICLE X

DISTRIBUTIONS

10.1 **Distributions**.

(a) Except as provided in Section 10.2 and subject to the approval provision of Section 3.11, distributions of the LLC's cash or other assets to the Members shall be made at such times and in such amounts as determined by the Managers; *provided* that the LLC shall retain sufficient working capital reserves as measured immediately after any proposed distribution. No Member shall be entitled to any distribution or payment with respect to such Member's Interest in the LLC except as set forth in this Agreement.

(b) Other than distributions pursuant to Section 10.2 or pursuant to a Liquidation Event as set forth in Section 10.3 and distributions pursuant to Section 13.4, if the Managers declare and determine to make any distribution of cash or other assets to the Members, all such distributions shall be made in the following order of priority:

(i) First, to the holders of Preferred Units, pro rata in proportion to the amount each such holder is entitled to receive pursuant to this Section 10.1(b)(i), until each such holder has received (pursuant to this or any other provision of this Agreement) an amount equal to the Original Issue Price for each Preferred Unit held;

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(ii)   Thereafter, to all Members pro rata in proportion to the number of Units held or deemed held by each; *provided, however*, any distributions of all or substantially all of the assets of the LLC to Members will be made such that each Member receives the amount it would have been entitled to receive pursuant to Article XIII if the LLC had been wound-up on and as of the date of such distribution.

(c)   Except as otherwise provided by law, no Member shall be required to restore or repay to the LLC any funds properly distributed to it pursuant to Section 10.1.

10.2   Tax Distributions. Notwithstanding Section 10.1, within ninety (90) days of the end of each Fiscal Year, the LLC shall, unless otherwise determined by the Managers, make a distribution to each holder of Units out of any available cash of the LLC (as determined by the Managers) of an amount equal to the excess of (A) the sum of (i) the product of (x) the amount of net income and gain taxable at ordinary tax rates allocated with respect to such Unit (as shown on Schedule K-1 to the LLC's IRS Form 1065) for such Fiscal Year and all prior Fiscal Years and (y) the maximum marginal rate of federal, state and local income tax applicable to an individual subject to tax in San Diego, California with respect to such income or gain, (ii) the product of (x) the amount of net income and gain taxable at long-term capital gains rates allocated with respect to such Unit (as shown on Schedule K-1 to the LLC's IRS Form 1065) for such Fiscal Year and all prior Fiscal Years and (y) the maximum marginal rate of federal, state and local income tax applicable to an individual subject to tax in San Diego, California with respect to such income or gain and, (iii) in the event of allocation by the LLC of net income or gain taxable at a rate other than the ordinary or long-term capital gains rates contemplated in clauses (i) and (ii) above, the product of (x) the amount of such net income and gain taxable at such other rate allocated with respect to such Unit (as shown on Schedule K-1 to the LLC's IRS Form 1065) for such Fiscal Year and all prior Fiscal Years and (y) the maximum marginal rate of federal, state and local income tax applicable to an individual subject to tax in San Diego, California with respect to such income or gain, over (B) the cumulative cash distributions previously made with respect to such Unit pursuant to this Section 10.2 and Section 10.1(b) during such Fiscal Year and all prior Fiscal Years. The determination of the tax rates to be used for purposes of the preceding sentence shall be made by the Managers in their good faith discretion after consulting with the LLC's tax advisors, taking into account among other things changes in applicable tax rates over the relevant period, the deductibility of state and local taxes and any limitations on the ability of an individual to deduct any items of expense or loss under United States federal income tax principles. For the avoidance of doubt, the references to "net income and gain" in clauses (A)(i)(x), (A)(ii)(x), and (A)(iii)(x) above shall mean that amount of such gross income and gain of the LLC allocated with respect to such Unit for all such Fiscal Years reduced by the gross amount of loss and deduction allocated with respect to such Unit for all such Fiscal Years that is available as an offset to such income and gain. Without prejudice to the foregoing, the LLC may make a distribution out of any available cash of the LLC (as determined by the Managers) to each holder of Units as soon as practicable following the close of each Estimated Tax Period (each an "**Estimated Tax Distribution**") of each Fiscal Year in amounts equal to the estimated tax liability of each Unit holder relating to such Estimated Tax Period (as estimated by the Managers in their good faith discretion after consulting with the LLC's tax advisors and based on the results of such quarter and using the methodology and assumptions described in the preceding sentences). Estimated Tax Distributions made during a Fiscal Year shall be treated as advances and shall reduce the distributions otherwise distributable

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in accordance with the first sentence of this Section 10.2 for such Fiscal Year, and upon prior written notice, if the amount of Estimated Tax Distributions for a Fiscal Year exceed the amount otherwise distributable in accordance with the first sentence of this Section 10.2, the excess distributed to such Member shall be credited against and reduce distributions that would otherwise be made to such Member pursuant to this Section 10.2 with respect to subsequent Fiscal Years, and if the amount of Estimated Tax Distributions for a Fiscal Year is less than the amount otherwise distributable in accordance with the first sentence of this Section 10.2, the LLC may distribute the shortfall to the Members within sixty (60) days of the end of such Fiscal Year. Notwithstanding the foregoing, distributions pursuant to this Section 10.2 shall not be available to a Member with respect to any guaranteed payment under Code Section 707(c) or any payment to a Member not in his, her or its capacity as a Member under Code Section 707(a). Distributions effected pursuant to this Section 10.2 with respect to each Unit shall be applied to, treated as included in, and reduce the next succeeding distribution(s) (without double counting) to be made with respect to each such Unit pursuant to (i) Section 10.1 to the extent such amount was allocated pursuant to Section 9.2 in accordance with such 10.1 distribution, and (ii) Section 10.3 to the extent such amount was allocated pursuant to Section 9.2 in accordance with such 10.3 distribution as necessary to ensure that, over the period of time since such Unit was issued and outstanding, the aggregate amount distributed respect to each such Unit under this Agreement shall be equal to the amount which such Unit would have been distributed under this Agreement had there been no distributions pursuant to this Section 10.2 and had this Section 10.2 not been part of this Agreement, as reasonably determined in good faith by the Managers. Distributions effected pursuant to this Section 10.2 shall reduce distributions under Section 10.1(b)(i) and 10.3(a)(i).

10.3   Liquidation Event Distributions.

(a)   Upon any Liquidation Event, funds and assets of the LLC determined by the Board of Managers to be available for distribution shall be distributed to the Members as follows, in the following order of priority:

(i)   First, to the holders of Preferred Units, pro rata in proportion to the amount each such holder is entitled to receive pursuant to Section 10.1(b)(i), until each such holder has received (pursuant to this or any other provision of this Agreement) an amount equal to the Original Issue Price for each Preferred Unit held; and

(ii)   Thereafter, to all Members pro rata in proportion to the number of Units held or deemed held by each.

Notwithstanding the foregoing provisions of this Section 10.3(a), amounts that would otherwise be distributed to any Non-Voting Common Unit that was issued with a Profits Interest Threshold Amount shall be reduced by an amount equal to its remaining Profits Interest Threshold Amount and the amount by which the distribution to such Non-Voting Common Unit is reduced shall instead be distributed to the holders of Units as provided in the foregoing provisions of this Section 10.3(a).

(b)   For the avoidance of doubt, in the event of any Liquidation Event, any proceeds payable directly to the holders of Units shall be apportioned among such holders of

Unit as though such proceeds were received by the LLC and were distributed from the LLC to the Members in accordance with this Section 10.3. Each Member (including any Persons to whom a Non-Voting Common Unit was issued as a Profits Interest in connection with the provision of services, and any Person to whom an Interest is Transferred by another Member) agrees to take such actions as may be required, necessary or advisable to effect the intent of this Section 10.3.

(c)   In any of such events, if the consideration received by the LLC, or payable to the Members, is other than cash, its value shall be deemed to be the fair market value as mutually determined in good faith by the Managers.

10.4   No Other Withdrawals. Except as expressly provided in this Agreement, no withdrawals or distributions shall be required or permitted.

10.5   Distribution Limitations. Notwithstanding any provision to the contrary contained in this Agreement, the LLC shall not make a distribution to any Member on account of its Interest in the LLC if such distribution would violate the Act or other applicable law or breach any contract or agreement to which the LLC is a party.

ARTICLE XI

TRANSFER OF MEMBERSHIP

11.1   Transfer. No Member may transfer, sell, encumber, mortgage, pledge, assign or otherwise dispose of, either directly or indirectly, by operation of law or otherwise (herein collectively called a "**Transfer**") any portion of its Interest in the LLC without the consent of the LLC, and in the event the LLC consents to a Transfer, such Transfer shall also be subject to the other provisions of this Agreement. Upon the request of a Member making a permitted Transfer, the LLC shall make an election under Section 754 of the Code effective for the taxable year of the transfer if the LLC has not previously made such election.

11.2   Transfer Void. Any Transfer or attempted Transfer of an Interest in the LLC in contravention of this Agreement shall be absolutely null and void *ab initio* and of no force or effect, on or against the LLC, any Member, any creditor of the LLC or any claimant against the LLC and may be enjoined, and shall not be recorded on the books and records of the LLC. No distributions of cash or property of the LLC shall be made to any transferee of any Interest Transferred in violation hereof, nor shall any such Transfer be registered on the books of the LLC. The Transfer or attempted Transfer of any Interest in violation hereof shall not affect the beneficial ownership of such Interest, and, notwithstanding such Transfer or attempted Transfer, the Member making such prohibited Transfer or attempted Transfer shall retain the right to vote, if any, and the right to receive liquidation proceeds with respect to such Interest.

11.3   Effect of Transfer. Following a Transfer of an Interest that is permitted under this Article XI, the transferee of such Interest shall be treated as having made all of the Capital Contributions in respect of, and received all of the distributions received in respect of, such Interest, shall succeed to the Capital Account associated with such Interest and shall receive allocations and distributions under Articles IX and X in respect of such Interest as if such

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transferee were a Member. Immediately upon any Transfer of Voting Common Units, each transferred Voting Common Unit shall automatically convert into a Non-Voting Common Unit.

11.4 **Publicly Traded Partnership Limitations**. Notwithstanding any other provision of this Agreement, no Transfer shall be permitted if (i) the Managers determine in their sole discretion that such transaction will either cause the LLC to be characterized as a "publicly traded partnership" or will materially increase the risk that the LLC will be so characterized or (ii) such Transfer would occur in a transaction registered or required to be registered under the Securities Act. For purposes of this Section 11.4, the phrase "publicly traded partnership" shall have the meanings set forth in Section 7704(b) and 469(k) of the Code. In particular and without limiting the foregoing, no Transfer shall be permitted, given effect or otherwise recognized, and such Transfer (or purported Transfer) shall be void *ab initio*, if at the time of such Transfer (or as a result of such Transfer) Units are (or would become) traded on an "established securities market" (within the meaning of Treasury Regulation Section 1.7704-1(b)) or are (or would become) "readily tradable on a secondary market or the equivalent thereof" (within the meaning of Treasury Regulation Section 1.7704-1(c)).

11.5 **Effective Date**. Any Transfer in compliance with this Article XI shall be deemed effective on the first date as of which with the relevant requirements of this Agreement have been satisfied.

11.6 **Rights of Refusal**.

(a) Transfer Notice. If at any time a Member proposes to Transfer any portion of such Member's Units (a "**Selling Member**"), then the Selling Member shall promptly give the LLC and each holder of Voting Common Units written notice of the Selling Member's intention to make the Transfer (the "**Transfer Notice**"). The Transfer Notice shall include (i) a description of the securities to be transferred ("**Offered Units**"), (ii) the name(s) and address(es) of the prospective transferee(s), (iii) the consideration and (iv) the material terms and conditions upon which the proposed Transfer is to be made. The Transfer Notice shall certify that the Selling Member has received a firm offer from the prospective transferee(s) and in good faith believes a binding agreement for the Transfer is obtainable on the terms set forth in the Transfer Notice. The Transfer Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed Transfer.

(b) LLC's Right of First Refusal. The LLC shall have an option for a period of ten (10) days from delivery of the Transfer Notice to elect to purchase the Offered Units at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The LLC may exercise such purchase option and purchase all or any portion of the Offered Units by notifying the Selling Member in writing before expiration of such ten (10) day period as to the number of such Units that it wishes to purchase. If the LLC gives the Selling Member notice that it desires to purchase such Units, then payment for the Offered Units shall be by check or wire transfer, against delivery of the Offered Units to be purchased at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than forty-five (45) days after delivery to the LLC of the Transfer Notice, unless the Transfer Notice contemplated a later closing with the prospective third-party transferee(s). If the LLC fails to purchase any or all of the Offered Units by exercising the option granted in this

Section 11.6(b) within the period provided, the remaining Offered Units shall be subject to the options granted to the holders of Voting Common Units pursuant to Section 11.6(d).

(c)   Additional Transfer Notice.   Subject to the LLC's option set forth in Section 11.6(b), if at any time the Selling Member proposes a Transfer, then, within five (5) days after the LLC has declined to purchase all, or a portion, of the Offered Units or the LLC's option to so purchase the Offered Units has expired, the Selling Member shall give each holder of Voting Common Units an "**Additional Transfer Notice**" that shall include all of the information and certifications required in a Transfer Notice and shall additionally identify the Offered Units that the LLC has declined to purchase (the "**Remaining Units**") and briefly describe the holders' rights of first refusal and co-sale rights with respect to the proposed Transfer.

(d)   Voting Common Units' Right of First Refusal.

(i)   Each holder of Voting Common Units shall have an option for a period of fifteen (15) days from the delivery of the Additional Transfer Notice from the Selling Member set forth in Section 11.6(c) to elect to purchase its respective pro rata share of the Remaining Units at the same price and subject to the same material terms and conditions as described in the Additional Transfer Notice.   Each such holder may exercise such purchase option and purchase all or any portion of his, her or its pro rata share of the Remaining Units (a "**Participating Holder**" for the purposes of Sections 11.6(d) and 11.6(e)), by notifying the Selling Member and the LLC in writing, before expiration of the fifteen (15) day period as to the number of such Units that he, she or it wishes to purchase (the "**Participating Holder Notice**"). Each Participating Holder's pro rata share of the Remaining Units shall be a fraction of the Remaining Units rounded to the nearest Unit, the numerator of which shall be the number of Voting Common Units owned by such holder on the date of the Transfer Notice and denominator of which shall be the total number of Voting Common Units outstanding on the date of the Transfer Notice.

(ii)   In the event any holder of Voting Common Units elects not to purchase its pro rata share of the Remaining Units available pursuant to its option under Section 11.6(d)(i) within the time period set forth therein, then the Selling Member shall promptly give written notice (the "**Overallotment Notice**") to each Participating Holder that has elected to purchase all of its pro rata share of the Remaining Units (each a "**Fully Participating Holder**"), which notice shall set forth the number of Remaining Units not purchased by the other holders of Voting Common Units, and shall offer the Fully Participating Holders the right to acquire the unsubscribed Units.   Each Fully Participating Holder shall have five (5) days after delivery of the Overallotment Notice to deliver a written notice to the Selling Member (the "**Participating Holder Overallotment Notice**") of its election to purchase its pro rata share of the unsubscribed Units on the same terms and conditions as set forth in the Additional Transfer Notice and indicating the maximum number of the unsubscribed Units that it will purchase in the event that any other Fully Participating Holder elects not to purchase its pro rata share of the unsubscribed Units.   For purposes of this Section 11.6(d)(ii), each Fully Participating Holder's pro rata share shall be determined by applying a fraction, the numerator of which shall be the same as that used in Section 11.6(d)(i) above and the denominator of which shall be the total number of Voting Common Units owned by all Fully Participating Holders on the date of the Transfer Notice.   Each Fully Participating Holder shall be entitled to apportion Remaining Units

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to be purchased among its partners and Affiliates (including in the case of a venture capital fund other venture capital funds affiliated with such fund), *provided* that such Participating Holder notifies the Selling Member of such allocation.

(e) <u>Payment</u>. The Participating Holders shall effect the purchase of the Remaining Units with payment by check or wire transfer, against delivery of the Remaining Units to be purchased at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than forty-five (45) days after delivery to the LLC of the Transfer Notice, unless the Transfer Notice contemplated a later closing with the prospective third-party transferee(s). Should the purchase price specified in the Transfer Notice or Additional Transfer Notice be payable in property other than cash or evidences of indebtedness, the LLC and the Participating Holders shall have the right to pay the purchase price in the form of cash equal in amount to the fair market value of such property, as determined by the Managers.

11.7 <u>Non-Exercise of Rights</u>. To the extent that the LLC and the holders of Voting Common Units have not exercised their rights to purchase the Offered Units or the Remaining Units within the time periods specified in Section 11.6, the Selling Member shall have a period of thirty (30) days from the expiration of such rights in which to sell the Offered Units or the Remaining Units, as the case may be, upon terms and conditions (including the purchase price) no more favorable than those specified in the Transfer Notice, to the third-party transferee(s) identified in the Transfer Notice. The third party transferee(s) shall acquire the Offered Units and the Remaining Units free and clear of subsequent rights of first refusal and co-sale rights under this Agreement. In the event Selling Member does not consummate the sale or disposition of the Offered Units and Remaining Units within the thirty (30) day period from the expiration of these rights, the first refusal rights described in Section 11.6 shall continue to be applicable to any subsequent disposition of the Offered Units or the Remaining Units by the Selling Member until such right lapses in accordance with the terms of this Agreement. Furthermore, the exercise or non exercise of the first refusal rights under Sections 11.6 shall not adversely affect the rights of the LLC or holder of Voting Common Units to make subsequent purchases from the Selling Member of Equity Securities or subsequently participate in sales of Equity Securities by the Selling Member.

11.8 <u>Limitations on Transfer Restriction</u>. Notwithstanding the other provisions of Article XI of this Agreement (other than Section 11.9), the first refusal rights set forth in Section 11.6 shall not apply to (a) the Transfer of Equity Securities to any spouse or member of a Member's immediate family, or to a custodian, trustee (including a trustee of a voting trust), executor, or other fiduciary for the account of the Member's spouse or members of the Member's immediate family, or to a trust for the Member's own self, or a charitable remainder trust, (b) for a Member that is not a natural person, to such Member's partners, members, stockholders or trust beneficiaries or (c) any sale of Equity Securities to an Initial Public Offering; *provided, however*, that in the event of any Transfer made pursuant to one of the foregoing exemptions, (i) the transferring Member shall inform the LLC of such Transfer prior to effecting it, (ii) each such transferee or assignee, prior to the completion of the Transfer, shall have executed documents assuming the obligations of the Member under this Agreement with respect to the transferred Equity Securities, and (iii) immediately upon such Transfer, each transferred Voting Common Unit shall automatically convert into a Non-Voting Common Unit. Such transferred Equity

Securities shall remain "Equity Securities" hereunder, and such pledgee, transferee or donee shall be treated as the "Member", for purposes of this Agreement. The right of first refusal of holders of Voting Common Units set forth in Section 11.6(d) shall terminate and be of no further force and effect upon the earlier of (i) a Liquidation Event or (ii) Initial Public Offering.

11.9 Transfer Requirements.

(a) Notwithstanding any other provisions of this Agreement, no Transfer of all or any fraction of a Member's Interest may be made unless:

(i) such Transfer would not result in a violation of applicable law, including the Securities Act and any state securities or "Blue Sky" laws applicable to the LLC or the Interest to be Transferred;

(ii) such Transfer would not result in the LLC being required to register under Section 12(g) of the 1934 Act;

(iii) if requested by the LLC, the Member shall have provided an opinion of counsel satisfactory to the LLC as to the matters set forth in this Section 11.9 and such other matters as the LLC may reasonably request; and

(iv) the transferee agrees to be bound by and comply with the provisions of this Agreement, makes the representations, warranties and covenants applicable to a Member herein, including without limitation those contained in Section 3.4, and delivers to the LLC a counterpart signature page to this Agreement and such other documents and instruments as the Managers determine to be necessary or appropriate and as are consistent with the terms of this Agreement in connection with the Transfer to effect such Person's admission as a Member of the LLC.

(b) Except as otherwise provided in this Agreement, no Member may Transfer all of any part of or any interest in the Equity Securities. Any Transfer of Equity Securities not made in conformance with this Agreement shall be null and void, shall not be recorded on the books of the LLC and shall not be recognized by the LLC.

11.10 "Market Stand-Off" Agreement. Each Member hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the LLC's initial public offering and ending on the date specified by the LLC and the managing underwriter (such period not to exceed one hundred eighty (l80) days plus such additional period as may reasonably be requested by the LLC or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions, including (without limitation) the restrictions set forth in Rule 2711(f)(4) of the Financial Industry Regulatory Authority and Rule 472(f)(4) of the New York Stock Exchange, as amended, or any similar successor rules) (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Units, or any securities convertible into or exercisable or exchangeable for any such Units or shares held immediately prior to the effectiveness of the registration statement for such offering, or (ii) enter into any swap or other arrangement that

transfers to another, in whole or in part, any of the economic consequences of ownership of any such Units or shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of such Units or shares or other securities, in cash or otherwise. The foregoing provisions of this Section 11.10 shall apply only to the LLC's Initial Offering of equity securities, shall not apply to the sale of any Units or shares to an underwriter pursuant to an underwriting agreement and shall only be applicable to the Members if all officers, managers, directors and holders of greater than one percent (1%) of the LLC's outstanding securities (on an as-converted basis) enter into similar agreements. The underwriters in connection with the LLC's Initial Offering are intended third-party beneficiaries of this Section 11.10 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Member further agrees to execute such agreements as may be reasonably requested by the underwriters in the LLC's Initial Offering that are consistent with this Section 11.10 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the LLC or the underwriters shall apply to all Members subject to such agreements pro rata based on the number of Units or shares subject to such agreements. In order to enforce the foregoing covenant, the LLC may impose stop-transfer instructions with respect to the above described securities of each Member (and the units, shares or securities (as applicable) of every other Person subject to the foregoing restriction) until the end of such period.

11.11 **Drag-Along Right**. Notwithstanding anything contained herein to the contrary, if the Managers approve a Liquidation Event, each Member hereby agrees with respect to all securities of the LLC which he, she or it own(s) or otherwise exercises voting or dispositive authority:

(a) In the event such transaction is to be brought to a vote at a meeting of the Members, after receiving proper notice of any meeting of the Members of the LLC to vote on the approval of a Liquidation Event, to be present, in person or by proxy, as a holder of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

(b) to vote (in person, by proxy or by action by written consent, as applicable) all Units of the LLC as to which it has beneficial ownership in favor of such Liquidation Event and in opposition of any and all other proposals that could reasonably be expected to delay or impair the ability of the LLC to consummate such Liquidation Event;

(c) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Liquidation Event;

(d) to execute and deliver all related documentation and take such other action in support of the Liquidation Event as shall reasonably be requested by the LLC; and

(e) neither any of the Members hereto nor any Affiliates thereof shall deposit any Units beneficially owned by such Member or Affiliate in a voting trust or subject any such Units to any arrangement or agreement with respect to the voting of such Units.

Notwithstanding the foregoing, no Member shall be required to vote in the manner described by this Section 11.11 unless the net proceeds of such Liquidation Event are to be distributed to Members of the LLC in accordance with the Article X, hereof.

During the term of this Agreement, each of the Members agrees to vote all Units now or hereafter owned by such Member, whether beneficially or otherwise, or as to which such Member has voting power at a regular or special meeting of the Members (or by written consent) in accordance with the provisions of this Section 11.11. Upon the failure of any Member to vote their Units in accordance with the terms of this Section 11.11, such Member hereby grants to the LLC a proxy coupled with an interest in all Units owned by such Member, which proxy shall be irrevocable until this Agreement terminates pursuant to its terms or this Section 11.11 is amended to remove such grant of proxy in accordance with Section 14.1 hereof, to vote all such Units at a regular or special meeting of the Members (or by written consent) as necessary or required to effect the transactions contemplated by this Section 11.11. It is agreed and understood that monetary damages would not adequately compensate an injured Member for the breach of this Section 11.11 by any other Member, that this Section 11.11 shall be specifically enforceable, and that any breach or threatened breach of this Section 11.11 shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each Member waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

ARTICLE XII

INDEMNIFICATION AND LIMITATION OF LIABILITY

12.1 Indemnification.

(a) For purposes of this Section 12.1(a), (i) "agent" means each holder of Voting Common Units, Officer, former Officer, Member and former Member of the LLC or any direct or indirect subsidiary of the LLC; (ii) "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative, legislative or investigative; and (iii) "expenses" include, without limitation, reasonable attorneys' fees and other expenses of establishing a right of indemnification under this Section 12.1(a). The LLC shall, to the fullest and broadest extent permitted by law, indemnify and hold harmless each agent (and his heirs and legal and personal representatives) against losses and damages arising out of liabilities or expenses incurred by him as a result of serving in the capacity by reason of which such Person is deemed to be an "agent" pursuant to this subsection (a), regardless of whether the agent is or continues to be a Member, Manager or Officer at the time any such liability or expense is paid. Without limiting the generality of the foregoing, the LLC hereby agrees to indemnify each agent (and his heirs and legal and personal representatives), and to save and hold it or him harmless, from and in respect of all (1) fees, costs and expenses incurred in connection with or resulting from any demand, claim, action or proceeding against such agent (and his heirs and legal and personal representatives) or the LLC that arises out of or in any way relates to the agent's service in the capacity by reason of which such Person is deemed to be an "agent" pursuant to this subsection (a), and (2) such demands, claims, actions and proceedings and any losses or damages resulting therefrom, including judgments, fines and amounts paid in settlement or compromise (if such settlement or compromise is approved in advance by the LLC,

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which approval shall not be unreasonably withheld) of any such demand, claim, action or proceeding. Notwithstanding the foregoing, this right of indemnification shall not extend to (i) conduct by an agent if it is determined by a final judgment of a court of competent jurisdiction or by arbitration pursuant to Section 14.10 that such agent's conduct was undertaken in bad faith or that the agent's conduct or its acts or omissions constituted recklessness, fraud or intentional wrongdoing, or (ii) any liability arising by reason of any act or omission of an agent subsequent to his ceasing to be a Member, Manager or Officer or subsequent to the termination of the LLC. The termination of any proceeding by a judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the agent failed to meet the applicable standard of conduct. The LLC shall be required to pay the expenses incurred by any agent indemnified hereunder in connection with any proceeding in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such agent to repay such payment if there shall be an adjudication or determination that such agent is not entitled to indemnification as provided herein.

(b)   The indemnification accorded to an agent under Section 12.1(a) shall be made solely out of the assets of the LLC, and no Member, Manager or Officer shall have any personal liability or other obligation therefor. Nothing in Section 12.1(a) shall be deemed to require any Member to make any additional Capital Contribution.

(c)   If such agent wishes to make a claim under Section 12.1(a), the agent shall notify the LLC in writing within thirty (30) days after receiving notice of the commencement of any action that may result in a right to be indemnified under Section 12.1(a); provided however that the failure to notify the LLC will not relieve the LLC of any liability for indemnification pursuant to Section 12.1(a) (except to the extent that the failure to give notice will have been materially prejudicial to the LLC).

12.2   **Exculpation by Members**. For purposes of this Section 12.2, the term "agent" shall have the meaning assigned to such term in Section 12.1(a). No agent shall be liable to the LLC or any Member or any Person who acquires any interest in the LLC for (a) honest mistakes in judgment, or for action or inaction, taken reasonably and in good faith and for a purpose that was reasonably believed to be in the best interests of the LLC or (b) losses sustained or liabilities incurred as a result of any act or omission of such agent if such act or omission did not constitute bad faith, recklessness, fraud or intentional wrongdoing on the part of the agent. Each agent may consult with counsel, accountants and other professionals in respect of LLC affairs and shall be fully protected and justified in acting, or failing to act, if such action or failure to act is in accordance with the reasonable advice or opinion of such counsel, accountant or other professional and if such counsel, accountant or other professional shall have been selected with reasonable care. Notwithstanding the foregoing, the provisions of this Section 12.2 shall not relieve any Person of liability arising by reason of acting in bad faith, or if such Person's conduct in the performance of its duties hereunder, or its acts or omissions, constitute recklessness, fraud, intentional wrongdoing or gross negligence. This Agreement shall be construed to give effect to the provisions of this Section 12.2 to the fullest extent permitted by law.

12.3   **Limitation of Liability**. Notwithstanding anything to the contrary herein contained, the debts, obligations and liabilities of the LLC shall be solely the debts, obligations and liabilities of the LLC and no Member, Manager or Officer shall be obligated personally for

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any such debt, obligation or liability of the LLC solely by reason of being a Member, Manager or Officer of the LLC.

12.4 **Counsel to the LLC**. Counsel to the LLC may also be counsel to a Member with respect to matters related to or unrelated to the LLC. Any Manager may execute on behalf of the LLC and the Members any consent to the representation of the LLC that counsel may request pursuant to the California Rules of Professional Conduct or similar rules in any other jurisdiction ("**Rules**"). The LLC has initially selected Breakwater Law Group, LLP ("**LLC Counsel**") as legal counsel to the LLC. Each Member acknowledges that LLC Counsel does not represent any Member in its capacity as a Member in the absence of a clear and explicit written agreement to such effect between the Member and LLC Counsel (and then only to the extent specifically set forth in such agreement), and that in the absence of any such agreement LLC Counsel shall owe no duties directly to a Member. Each Member further acknowledges that, whether or not LLC Counsel has in the past represented or is currently representing such Member with respect to other matters, LLC Counsel has not represented the interests of any Member in the preparation and negotiation of this Agreement.

ARTICLE XIII

DISSOLUTION AND TERMINATION; CONVERSION

13.1 **Dissolution**. The LLC shall be dissolved, its assets disposed of and its affairs wound up upon the first to occur of the following:

(a)   the approval of the Managers; or

(b)   the entry of a decree of judicial dissolution under the Act.

Except as otherwise provided herein, the death, bankruptcy, incompetency, retirement, resignation, expulsion or dissolution of a Member, or the occurrence of any other event that terminates the continued membership of a Member in the LLC, shall not dissolve or terminate the LLC. Notwithstanding any other provision of this Agreement, the bankruptcy of a Member will not cause that Member to cease to be a member of the LLC, and upon the occurrence of such an event, the business of the LLC shall continue without dissolution. Notwithstanding any other provision of this Agreement, each Member waives any right it might have under the Act to agree in writing to dissolve the LLC upon the occurrence of the bankruptcy of a Member or the occurrence of any other event that causes a Member to cease to be a member of the LLC.

13.2 **Authority to Wind Up**. Upon the dissolution of the LLC as set forth in Section 13.1, the Managers shall have all necessary power and authority required to marshal the assets of the LLC, to pay the LLC's creditors, to distribute assets and otherwise wind up the business and affairs of the LLC. In particular, the Participating Holders shall have the authority to continue to conduct the business and affairs of the LLC insofar as such continued operation remains consistent, in the judgment of the Participating Holders, with the orderly winding up of the LLC.

13.3 **Winding Up and Certificate of Cancellation**. The winding up of the LLC shall be completed when all debts, liabilities and obligations of the LLC have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining property and assets of the LLC have been distributed to the Members.

13.4 **Distribution of Assets**. Upon dissolution and winding up of the LLC, the affairs of the LLC shall be wound up and the LLC liquidated by the Participating Holders. The assets of the LLC shall be distributed as follows in accordance with the Act:

(i) to the payment of the expenses of the winding-up, liquidation and dissolution of the LLC;

(ii) to creditors of the LLC, including, in accordance with the terms agreed among them and otherwise on a pro rata basis (based on amounts owed to them), Members who are creditors (other than in respect of distributions owing to them or to former Members hereunder), either by the payment thereof or the making of reasonable provision therefor; and

(iii) to establish reserves, in amounts established by the Participating Holders or such liquidator, to meet other liabilities of the LLC other than to the Members or former Members in respect of distributions owing to them hereunder.

The remaining assets of the LLC shall be applied and distributed among the Members in accordance with the provisions of Section 10.3.

The distribution of cash, securities and other property to a Member in accordance with the provisions of this Section 13.4 shall constitute a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its Interest and all the LLC's property, and shall constitute a compromise to which all Members have consented within the meaning of the Act. If such cash, securities and other property are insufficient to return such Member's Capital Contributions or returns thereon, the Member shall have no recourse against the Participating Holders, other Members or Officers.

13.5 **Conversion to a Corporation**.

(a) Upon the approval of the Managers, the Managers may cause, without the consent of the Members, the conversion (the "**Incorporation**") of the LLC into a Corporation (as hereinafter defined) in the manner described below. The Incorporation of the LLC to corporate status under the Code (the "**Corporation**") pursuant to this Section 13.5(a) shall, to the extent reasonably practicable, be accomplished in a tax-free manner by merger or consolidation, or by such other means as the Managers reasonably determine. In the event of an Incorporation, and subject to Section 14.6, each Member's Units shall be converted into securities of the Corporation that to the maximum extent possible, preserve such Member's relative economic interest in the profits, losses, distributions and liquidation proceeds (determined by reference to the relative economic interests of the Members in the LLC immediately prior to the Incorporation) and each Member's relative voting and management rights under this Agreement. It is anticipated that in connection with such conversion: each Voting Common Unit will convert into one share of Voting Common Stock; each Non-Voting Common Unit will convert into one share of Non-Voting Common Stock (with appropriate adjustment for any Non-Voting Common Units issued with a Profits Interest Threshold Amount); each Series Seed 1 Preferred

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Unit will convert into one share of Series Seed 1 Preferred Stock; and each Series Seed 2 Preferred Unit will convert into one share of Series Seed 2 Preferred Stock.

(b)   By becoming parties to this Agreement, all Members consent to the conversion of their Units into shares of stock in the Corporation in accordance with the terms set forth herein. Consequently, subject to the requirements described in Section 13.5(a), each Member agrees to reasonably cooperate, and cause its Affiliates to reasonably cooperate, to take such actions and execute such documents as the Managers may reasonably request, in order to consummate any proposed reorganization in the most tax efficient and organizationally efficient manner as is practicable under the circumstances; *provided, however*, that no Member shall be required to assume any liability or obligation as a result of such reorganization that is disproportionate to its relative economic interest in the Corporation.

ARTICLE XIV

MISCELLANEOUS

14.1   Amendment.

(a)   Except as expressly set forth herein, this Agreement may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively), including any amendment or waiver by merger, consolidation or otherwise, only with the written consent of the Managers; *provided* that any provision of this Agreement requiring a different level of consent or approval pursuant to which actions or determinations may be made under such provision (including Section 14.1(b) below) may be amended only with the additional written consent of those Members satisfying such different level of consent or approval. Any amendment or waiver so effected shall be binding upon and inure to the benefit of all the Parties hereto.

(b)   Notwithstanding the foregoing provisions, the LLC may amend and modify the provisions of this Agreement (including Article IX) and Exhibits A and B hereto to the extent necessary to reflect the issuance of Units or the repurchase of any Units, the granting of Non-Voting Common Units pursuant to a Plan, the admission, substitution or removal of any Member permitted under this Agreement and the election, designation, removal, vacancy or resignation of any Manager (in each case subject to the approval of any such action by the requisite vote of Members entitled to vote pursuant to this Agreement). Further, notwithstanding anything to the contrary in this Agreement, this Agreement may be amended or modified to the extent necessary to effectuate the issuance of Additional Interests pursuant to Section 3.5(a).

14.2   Power of Attorney.

(a)   By signing this Agreement, each Member hereby makes, constitutes and appoints the Managers, and each of them, with full power of substitution and resubstitution, his, her or its true and lawful agent or agents and attorney- or attorneys-in-fact for him, her or it and in his, hers or its name, place and stead, to sign, execute, certify, acknowledge, file and record (i) the Articles, (ii) all instruments amending, restating or canceling the Articles, as the same may hereafter be amended or restated, that may be appropriate and (iii) such other agreements, instruments, elections or documents as may be necessary or advisable (a) to reflect the exercise by a Member of any of the powers granted to him, her or it under this Agreement, (b) to reflect the admission to the LLC of any Additional Member in accordance with Section 3.5, (c) that may be required of the LLC or of the Members by the laws of Wyoming or any other jurisdiction, and (d) to effect the agreements and transactions set forth in this Agreement. Each Member authorizes such agent or attorney-in-fact to take any further action that such agent or attorney-in-fact shall consider necessary or advisable in connection with any of the foregoing, hereby giving such agent or attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done in and about the foregoing as fully as such Member might or could do if personally present, and hereby ratifying and confirming all that such agent or attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Each Member shall provide to the Managers copies of all documents executed pursuant to the power of attorney contained in this Section 14.2.

(b)   The power of attorney granted pursuant to this Section 14.2:

(i)   is a special power of attorney coupled with an interest and is irrevocable;

(ii)   may be exercised by such attorney-in-fact by listing all of the Members executing any agreement, certificate, instrument or document with the single signature of such attorney-in-fact acting as attorney-in-fact for all of them; and

(iii)   shall survive the assignment by a Member of its Interest in the LLC, except that where the assignee thereof is admitted as a Member, the power of attorney shall survive such assignment as to the assignor Member for the sole purpose of enabling such attorney-in-fact to execute, acknowledge and file any such agreement, certificate, instrument or document as is necessary to effect such admission.

14.3   **Notice to and Consent of Members**. By executing this Agreement, each Member acknowledges that it has actual notice of and consents to (a) all of the provisions hereof (including the restrictions on Transfer), and (b) all of the provisions of the Articles.

14.4   **Further Assurances**. The parties agree to execute and deliver any further instruments or documents and perform any additional acts which are or may become necessary to effectuate and carry on the LLC created by this Agreement.

14.5   **Binding Effect**. Subject to the restrictions on Transfer set forth in this Agreement, this Agreement shall be binding on and inure to the benefit of the Members and their respective transferees, successors, assigns and legal representatives.

14.6   **Governing Law**. This Agreement shall be governed by and construed under the laws of the State of Wyoming as applied to agreements among Wyoming residents entered into and to be performed entirely within Wyoming.

14.7   **Title to LLC Property**. Legal title to all property of the LLC will be held and conveyed in the name of the LLC.

14.8   Dispute Resolution.

(a)   Any controversy, dispute, or claim arising out of, in connection with, or in relation to the interpretation, performance or breach of this Agreement or any agreement or other instrument executed pursuant hereto or otherwise arising out of the execution of any of the foregoing, including, without limitation, any claim based on contract, tort, or statute, shall be resolved or determined, by the process described in this Section 14.8.

(b)   First, the affected Member(s) shall notify the Managers verbally about the nature of controversy, dispute, or claim, and such Member(s) and the Managers shall work together in good faith toward an amicable resolution.

(c)   If the controversy, dispute or claim is not resolved within thirty (30) days, then the affected Member(s) may request mediation by a third party mediator. Such mediator shall be selected by unanimous consent of the affected Member(s) and Managers; provided, however, that if unanimous consent is not achieved within thirty (30) days, each party to the controversy, dispute or claim shall designate a third party mediator, and such mediators shall designate another third party mediator to mediate. Following selection of the mediator, the mediator shall work with the affected Member(s) and Managers toward an amicable resolution. In connection with the mediation, the parties shall work toward agreement regarding which parties shall bear the costs of mediation.

(d)   If the controversy, dispute or claim is not resolved within ninety (90) days following selection of the mediator, then the affected Member(s) may request resolution by arbitration conducted in San Diego, California, in accordance with the then-existing Rules for Commercial Arbitration of the American Arbitration Association. Any judgment or award rendered by the arbitrator will be final, binding and non-appealable, and judgment may be entered by any State or Federal court having jurisdiction thereof. The arbitrator shall be required to decide the controversy in accordance with applicable substantive law. The arbitrator shall be a retired or former judge and must have substantial professional experience with regard to corporate or partnership legal matters. All arbitration proceedings shall be held in the strictest of confidence and all parties and counsel shall be bound by such requirement of confidentiality. The parties intend that this agreement to mediate and then arbitrate be valid, enforceable and irrevocable. The designation of a situs or a governing law for this Agreement or the arbitration shall not be deemed an election to preclude application of the Federal Arbitration Act, if it would be applicable. In the arbitrator's award, the arbitrator shall allocate, in his or her discretion, among the parties to the arbitration all costs of arbitration, including the fees of the arbitrator and reasonable attorney's fees, costs and expert witness expenses of the parties.

14.9   Entire Agreement. This Agreement and the Exhibits hereto constitute the entire agreement among the parties with respect to the subject matter herein. This Agreement and the Exhibits hereto replace and supersede all prior agreements by and among the Members or any of them in respect of the LLC, including without limitation, any conflicting provisions of an Investment Agreement entered into by and between the LLC and any Preferred Member.

14.10   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the

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same instrument. For the avoidance of doubt, affirmation or signature of this Agreement or Unit purchase or issuance agreement by electronic means (an "**Electronic Signature**") shall constitute the execution and delivery of a counterpart of this Agreement or a Unit purchase or issuance agreement by or on behalf of such Person intending to be bound by the terms of this Agreement. The parties hereto agree that this Agreement, each Unit purchase or issuance agreement and any additional information incidental thereto may be maintained as electronic records. Any Person providing an Electronic Signature further agrees to take any and all additional actions, if any, evidencing their intent to be bound by the terms of this Agreement, as may be reasonably requested by the Managers.

14.11 **No State-law Partnership**. The Members intend that the LLC not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than for U.S. federal income tax purposes as set forth in Section 14.14, and neither this Agreement nor any other document entered into by the LLC or any Member relating to the subject matter hereof shall be construed to suggest otherwise.

14.12 **Tax Classification**. It is the intent of the Members that, prior to any conversion of the LLC to a corporate legal entity in compliance with the provisions of this Agreement, the LLC shall always be operated in a manner consistent with its treatment as a "partnership" for federal, state and local income and franchise tax purposes at all times that it has two (2) or more Members. In accordance therewith, (a) no Member shall file any election with any taxing authority to have the LLC treated otherwise, and (b) each Member hereby represents, covenants, and warrants that it shall not maintain a position inconsistent with such treatment. The Members agree that at all times that it has two (2) or more Members, except as otherwise required by applicable law, they (i) will not cause or permit the LLC to elect (A) to be excluded from the provisions of Subchapter K of the Code, or (B) to be treated as a corporation or an association taxable as a corporation for any tax purposes; (ii) will cause the LLC to make any election reasonably determined by the Tax Matters Member to be necessary or appropriate in order to ensure the treatment of the LLC as a partnership for all tax purposes; (iii) will cause the LLC to file any required tax returns in a manner consistent with its treatment as a partnership for tax purposes; and (iv) have not taken, and will not take, any action that would be inconsistent with the treatment of the LLC as a partnership for such purposes.

14.13 **Severability**. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under any present or future laws applicable to the LLC effective during the term of this Agreement, such provision will be fully severable; this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

14.14 **No Third Party Beneficiary**. This Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and permitted assigns, and no other Person will have any rights, interest, or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

33

14.15 <u>Interpretation</u>. The titles and section headings set forth in this Agreement are for convenience only and shall not be considered as part of agreement of the parties. When the context requires, the plural shall include the singular and the singular the plural, and any gender shall include all other genders. No provision of this Agreement shall be interpreted or construed against any party because such party or its counsel was the drafter thereof.

(Remainder of page intentionally left blank.)

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first indicated above.

MEMBERS:

By: **Brilliance Consulting, Inc.**
James Schmachtenberger

Name: *James Schmachtenberger* _____

Title: President _____

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first indicated above.

MEMBERS:

Critical Path Strategies, Inc.

By: DocuSigned by: Daniel Schmachtenberger
608EE00643EF426...

Name: Daniel Schmachtenberger

Title: Co-founder

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first indicated above.

MEMBERS:

Crest Industries, LLC

By: _Jordan Greenhall_
DocuSigned by:
7A0B1D1027804CC...

Name: Jordan Greenhall

Title: Member

EXHIBIT A
MEMBERS AND UNITS

Holder	Number of Units	Class of Units	Date of Issuance	Capital Contribution
Brilliance Consulting, Inc.	3,200,000	Voting Common Units	November 15, 2014	
Critical Path Strategies, Inc.	2,800,000	Voting Common Units	November 15, 2014	
Crest Industries	1,752,000	Voting Common Units	August 15, 2015	
Crest Industries	1,048,000	Voting Common Units	January 1,2017	
Flow Capital Investments, LLC	1,501,000	Voting Common Units	September 15, 2015	
Venessa Miemis	600,000	Voting Common Units	October 15, 2015	
TOTAL	**10,901,000**			

Holder	Number of Units	Class of Units	Date of Issuance	Capital Contribution / Profits Interest Threshold Amount

Plans	Number of Units	Class of Units	Date of Issuance	Capital Contribution / Profits Interest Threshold Amount
Plans Reserve	**9,099,000**	Non-Voting Common Units	NA	NA

EXHIBIT A
MEMBERS AND UNITS
(contd.)

Holder	Number of Units	Class of Units	Date of Issuance	Capital Contribution
Marc Winiarz	500,000	Series Seed 1 Preferred Units	December 31, 2015	$100,000
Crest Industries	500,000	Series Seed 1 Preferred Units	December 31, 2015	$100,000
Jennifer Gold	200,000	Series Seed 1 Preferred Units	December 31, 2015	$40,000
TOTAL	**1,200,000**			**$240,000.00**

Holder	Number of Units	Class of Units	Date of Issuance	Capital Contribution
KiloAngel (Niraj Mehta)	88,333	Series Seed 2 Preferred Units	April 22, 2016	$50,000
Joel Sprechman	176,667	Series Seed 2 Preferred Units	February 24, 2016	$100,000
Andrew Huberman	44,167	Series Seed 2 Preferred Units	April 11, 2016	$25,000
Bill Scuba	26,500	Series Seed 2 Preferred Units	May 11, 2016	$15,000
Dana Gagnon	17,667	Series Seed 2 Preferred Units	June 10, 2016	$10,000
Dane Maxwell	88,333	Series Seed 2 Preferred Units	June 16, 2016	$50,000
Kalle Katuveo	88,333	Series Seed 2 Preferred Units	June 27, 2016	$50,000
Micha Mikailian	44,167	Series Seed 2 Preferred Units	July 5, 2016	$25,000
Shawn Ramer	353,333	Series Seed 2 Preferred Units	July 18, 2016	$200,000
Hive Ventures (Ryan Allis)	44,167	Series Seed 2 Preferred Units	August 25, 2016	$25,000
Wise Prince (Raj Lahoti)	176,667	Series Seed 2 Preferred Units	August 15, 2016	$100,000
Mark Divine	176,667	Series Seed 2 Preferred Units	August 22, 2016	$100,000
Peter & Sharon Fiekowski	176,667	Series Seed 2 Preferred Units	October 5, 2016	$100,000
Sunil Bagai	176,667	Series Seed 2 Preferred Units	October 12, 2016	$100,000
Ultima Trading System Corp. (Paloma Family)	1,060,000	Series Seed 2 Preferred Units	October 25, 2016	$600,000
Saad Khan	8,833	Series Seed 2 Preferred Units	November 16, 2016	$5,000
Tabreez Verjee	17,667	Series Seed 2 Preferred Units	December 2016	$10,000
Birgit Ehle	35,333	Series Seed 2 Preferred Units	December 12, 2016	$20,000
TOTAL	**2,800,168**			**$1,585,000.00**

EXHIBIT B
DEFINITIONS

The following terms shall have the meanings set forth for purposes of this Agreement:

"**1934 Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Accounting Period**" shall mean for each Fiscal Year the period beginning on the 1st of January and ending on the 31st of December; *provided, however*, that the first Accounting Period commenced on the date of formation of the LLC and shall end on December 31 of the year of formation of the LLC; and *provided, further*, that, at the election of the Managers, a new Accounting Period shall commence on any date on which an Additional Member is admitted to the LLC or a Member ceases to be a Member for any reason.

"**Act**" shall have the meaning ascribed to it in the Preamble.

"**Additional Interests**" shall have the meaning ascribed to it in Section 3.5(a).

"**Additional Member**" shall have the meaning ascribed to it in Section 3.5(b).

"**Additional Transfer Notice**" shall have the meaning ascribed to it in Section 11.6(c).

"**Additional Units**" shall have the meaning ascribed to it in Section 4.4.

"**Affiliates**" shall mean, with respect to any specified Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, the Person specified, including, without limitation, any venture capital fund now or hereafter existing which is controlled by or under common control with such Person or which shares the same management company with such Person.

"**Agreement**" shall mean this Limited Liability Company Agreement of the LLC as the same shall be amended from time to time.

"**Articles**" shall have the meaning ascribed to it in Section 2.1.

"**Beneficial Owner**" shall have the meaning ascribed to it in Section 3.4(h).

"**Bonus Profit Plan**" shall have the meaning ascribed to it in Section 3.2(b).

"**Business Day**" shall mean any day on which banks located in San Diego, California are not required or authorized by law to remain closed.

"**Capital Account**" shall mean, with respect to any Member, the account maintained for such Member in accordance with the provisions of Section 9.1(a) hereof.

"**Capital Contribution**" shall mean, with respect to any Member, any contribution to the LLC by such Member of cash or other property. Any reference in this

Agreement to the Capital Contribution of a Member shall include the Capital Contribution made by any predecessor holder of the Interest of that Member.

"**Carrying Value**" shall mean:

(a)   with respect to any LLC asset, the asset's adjusted basis for U.S. federal income tax purposes, except as follows:

(i)   the Carrying Value of any asset contributed or deemed contributed by a Member to the LLC shall be the fair market value of such asset at the time of contribution as determined by agreement of the Members;

(ii)   the Carrying Value of any asset distributed or deemed distributed by the LLC to any Member shall be adjusted immediately prior to such distribution to equal its fair market value at such time;

(iii)   the Carrying Values of all LLC assets shall be adjusted to equal their respective fair market values as of the following times:

(1)   immediately prior to the date of the acquisition of any additional Interest (including any Non-Voting Common Units issued as Profits Interests) by any new or existing Member, other than in exchange for a de minimis Capital Contribution (except with respect to the issuance of Non-Voting Common Units issued as Profits Interests);

(2)   immediately prior to the date of the distribution of more than a de minimis amount of LLC property to a Member;

(3)   the liquidation of the LLC within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); and

(4)   in connection with the grant of an Interest (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the LLC or a subsidiary of the LLC by an existing Member acting in a partner capacity, or by a new Member acting in a partner capacity in anticipation of becoming a Member; provided that an adjustment described in subclauses (1), (2) and (4) of this clause (iii) shall be made only if the Managers reasonably determines that such adjustment is necessary to reflect the collective economic interests of the Members in the LLC.

In the case of any asset that has a Carrying Value determined pursuant to subclauses (1), (2) or (4) above, depreciation or deductions shall be computed based on the asset's Carrying Value as so determined, and not on the asset's adjusted tax basis, as more fully described under the definition of Net Income and Net Loss below.

(b)   with respect to any liability, at a given time, the amount of such liability to the extent:

(i)   reflected in the basis of any asset;

(ii)   previously or currently deductible in computing Net Income or Net Loss or otherwise for Capital Account maintenance purposes; or

(iii)   otherwise previously taken into account for Capital Account maintenance purposes.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended.

"**Convertible Securities**" means convertible Units or other securities convertible into or exchangeable for (i) Units or (ii) any other securities evidencing an ownership interest in the LLC, including, without limitation warrants and options.

"**Corporation**" shall have the meaning ascribed to it in Section 13.5(a).

"**Effective Date**" shall have the meaning ascribed to it in the Preamble.

"**Electronic Signature**" shall have the meaning ascribed to it in Section 14.12.

"**Equity Incentive Plan**" shall have the meaning ascribed to it in Section 3.2(b).

"**Equity Securities**" shall mean any Units, any securities evidencing an ownership interest in the LLC, or any Convertible Securities.

"**Estimated Tax Period**" shall mean, for each Fiscal Year, the periods of January 1 through March 31, April 1 through May 31, June 1 through August 31, and September 1 through December 31.

"**Estimated Tax Distribution**" shall have the meaning ascribed to it in Section 10.2.

"**Fiscal Year**" shall mean the taxable year of the LLC, which shall be the period from January 1 to December 31 of each year, except as otherwise required by the Code.

"**Fully Participating Holder**" shall have the meaning ascribed to it in Section 11.6(d)(ii).

"**GAAP**" shall mean United States generally accepted accounting principles.

"**Incorporation**" shall have the meaning ascribed to it in Section 13.5(a).

"**Initial Public Offering**" shall mean a firm commitment underwritten public offering of the equity of the LLC (or its successor entity).

"**Interest**" shall mean the Units of a Member in the LLC and includes all of the respective rights and responsibilities appurtenant thereto including the right, if any, to vote, the Capital Account maintained for such Member and the right to receive allocations of Net Income and Net Losses pursuant to Article IX, and the right to receive distributions of cash or property of the LLC.

"**Key Matters**" requiring the approval of holders of at least a majority of then outstanding Voting Common Units shall include: (i) amending or waiving any provision of this Agreement; (ii) authorizing or issuing, or obligating the LLC to issue, any security (whether equity, convertible debt or a unit of debt and equity securities or any other Convertible Securities); (iii) making any distribution with respect to any Units (other than tax distributions); (iv) borrowing money for or on behalf of the LLC, or incurring and/or guaranteeing obligations for or on behalf of the LLC, that in the aggregate exceed $1,000,000; (v) redeeming, purchasing or otherwise acquiring any Units; *provided, however*, that this restriction shall not apply to the reacquisition or repurchase of Non-Voting Common Units pursuant to agreements under which the LLC has the option to reacquire or repurchase such Units at cost, or under which such Units are forfeited to the LLC, upon the termination of employment or service, or pursuant to a right of first refusal; (vi) entering into or becoming a party to any transaction with any Manager, officer or employee of the LLC or any affiliated Person; (vii) making any loan or advance to, or own any stock or other securities of, any subsidiary or other limited liability company, corporation, partnership, or other entity unless it is wholly owned by the LLC; (viii) changing the business of the LLC, entering into new lines of business, or exit the current line of business; (ix) selling, transfering, licensing, pledging or encumbering technology or intellectual property of the LLC, other than licenses granted in the ordinary course of business; or (x) consumating an Incorporation, initial public offering or Liquidation Event.

"**Law**" shall mean any constitutional provision, law, statute, rule, regulation (including any stock exchange rule or regulation), ordinance, treaty, order, decree, license, permit, policy, guideline, consent, approval, certificate, judgment or decision of any governmental authority or any judgment, decree, injunction, writ, order or like action of any court or other judicial or quasi-judicial tribunal.

"**LLC**" shall have the meaning ascribed to it in the Preamble.

"**LLC Counsel**" shall have the meaning ascribed to it in Section 12.4.

"**Lien**" shall mean any mortgage, deed of trust, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or other security interest of any kind or nature whatsoever, including, without limitation, those created by, arising under or evidenced by any conditional sale or other title retention contract, the interest of a lessor under a lease which in accordance with GAAP should be recorded as a capital lease, or any financing lease having substantially the same economic effect as any of the foregoing.

"**Liquidation Event**" shall mean, in one transaction or series of related transactions, (a) the closing of the sale, transfer, exclusive license, or other disposition (whether by merger, consolidation or otherwise) of all or substantially all of (1) the assets of the LLC or (2) the assets or equity securities of one or more direct or indirect subsidiaries of the LLC constituting all or substantially all of the assets of the LLC (determined on a consolidated basis with all of the LLC's direct and indirect subsidiaries); (b) the consummation of the merger or consolidation of the LLC with or into another entity (except a merger or consolidation of the LLC in which the holders of equity securities of the LLC immediately prior to such merger or consolidation continue to hold (1) at least fifty percent (50%) of the voting power of the equity securities of the surviving entity of such merger or consolidation in substantially the same proportions (relative to all such holders) as immediately prior to the merger or consolidation and (2) securities with rights, preferences and powers that are substantially identical to the rights, preferences and powers of the securities they held immediately prior to such merger or consolidation); (c) the closing of the transfer (whether by merger, consolidation or otherwise) in one transaction or series of related transactions to a Person or group of affiliated Persons (other than an underwriter of the LLC's securities) of the LLC's securities if, after such closing, such Person or group of affiliated Persons would hold fifty percent (50%) or more of the outstanding voting securities of the LLC (or the surviving or acquiring entity); (d) the consummation of the merger or consolidation of one or more direct or indirect subsidiaries of the LLC, the assets of which subsidiary or subsidiaries (including, without limitation, the equity securities of such subsidiary or subsidiaries) constitute all or substantially all of the assets of the LLC (determined on a consolidated basis with all of the LLC's direct and indirect subsidiaries) with or into another entity (except a merger or consolidation of such subsidiary or subsidiaries (1) in which the holders of equity securities of the LLC immediately prior to such merger or consolidation continue to hold (x) at least fifty percent (50%) of the voting power of the equity securities of the surviving entity of such merger or consolidation in substantially the same proportions (relative to all such holders) as immediately prior to the merger or consolidation, (y) securities with rights, preferences and powers that are substantially identical to the rights, preferences and powers of the securities they held immediately prior to such merger or consolidation, and (z) the surviving or acquiring entity in such merger or consolidation is a wholly owned direct or indirect subsidiary of the LLC or (2) a merger or consolidation of a wholly owned direct or indirect subsidiary of the LLC with the LLC or another such wholly owned direct or indirect subsidiary); or (e) the liquidation, dissolution or winding up of the LLC.

"**Managers**" shall mean the individuals and/or entities designated as managers on Exhibit C hereto.

"**Members**" and "**Member**" means the Persons listed as members on Exhibit A (as may be amended from time to time) and any other Person that both acquires an Interest and is admitted to the LLC as a Member in accordance with the terms of this Agreement.

"**Net Income**" and "**Net Loss**" shall mean, for each Accounting Period, an amount equal to the LLC's net taxable income or loss for such Accounting Period, determined in accordance with Code Section 703(a) (it being understood that for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in such taxable income or loss) and determined in accordance with the accounting method used by the LLC for U.S. Federal income tax purposes with the following adjustments (without duplication):

(c)   all items of income, gain, loss or deduction specifically allocated pursuant to Section 9.3 shall not be taken into account in computing such taxable income or loss;

(d)   any income of the LLC that is exempt from U.S. Federal income taxation and not otherwise taken into account in computing Net Income and Net Loss shall be added to such taxable income or loss;

(e)   if the Carrying Value of any asset differs from its adjusted tax basis for U.S. Federal income tax purposes, any gain or loss resulting from a disposition of such asset shall be calculated with reference to such Carrying Value;

(f)   upon an adjustment to the Carrying Value of any asset pursuant to clauses (ii) or (iii) of subsection (a) of the definition of Carrying Value (other than an adjustment in respect of depreciation), the amount of the adjustment shall be included as gain or loss in computing such taxable income or loss;

(g)   if the Carrying Value of any asset differs from its adjusted tax basis for U.S. Federal income tax purposes the amount of depreciation, amortization or cost recovery deductions with respect to such asset for purposes of determining Net Income and Net Loss shall be an amount which bears the same ratio to such Carrying Value as the U.S. Federal income tax depreciation, amortization or other cost recovery deductions bears to such adjusted tax basis (*provided* that if the U.S. Federal income tax depreciation, amortization or other cost recovery deduction is zero, the Managers may use any reasonable method for purposes of determining depreciation, amortization or other cost recovery deductions in calculating Net Income and Net Loss; and

(h)   except for items set forth in clauses (a) through (e) above, any expenditures of the LLC not deductible in computing taxable income or loss, not properly capitalizable and not otherwise taken into account in computing Net Income and Net Loss pursuant to this definition shall be treated as deductible items.

"**Nonrecourse Deductions**" shall be as defined in Treasury Regulations Section 1.704-2(b). The amount of Partner Nonrecourse Deductions for a Fiscal Year equals the net increase, if any, in the amount of Partnership Minimum Gain during that Fiscal Year, determined according to the provisions of Treasury Regulations Section 1.704-2(c).

"**Non-Voting Common Units**" shall have the meaning ascribed to it in Section 3.2(a).

"**Non-Voting Unit**" shall mean Unit that does not vote, has no voting rights, and shall have no right or authority to act for the LLC or vote upon or approve any matters submitted to the Members for approval. The Non-Voting Common Units and the Preferred Units are Non-Voting Units.

"**Offered Units**" shall have the meaning ascribed to it in Section 11.7(a).

"**Officer**" shall have the meaning ascribed to it in Section 7.1(a).

"**Original Issue Price**" shall mean $0.2000 per unit for Series Seed 1 Preferred Units and $0.5660 per unit for Series Seed 2 Preferred Units, in each case as adjusted for distributions of additional Units, Unit splits, combinations, recapitalizations or the like.

"**Overallotment Notice**" shall have the meaning ascribed to it in Section 11.6(d)(ii).

"**Participating Holder**" shall have the meaning ascribed to it in Section 11.6(d)(i).

"**Participating Holder Notice**" shall have the meaning ascribed to it in Section 11.6(d)(i).

"**Participating Holder Overallotment Notice**" shall have the meaning ascribed to it in Section 11.6(d)(ii).

"**Partner Nonrecourse Debt Minimum Gain**" shall mean an amount with respect to each partner nonrecourse debt (as defined in Treasury Regulations Section 1.704-2(b)(4)) equal to the Partnership Minimum Gain that would result if such partner nonrecourse debt were treated as a nonrecourse liability (as defined in Treasury Regulations Section 1.752-1(a)(2)) determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Partner Nonrecourse Deductions**" shall be as defined in Treasury Regulations Section 1.704-2(i)(2).

"**Partnership Minimum Gain**" shall be as defined in Treasury Regulations Section 1.704-2(b)(2) and 1.704-2(d).

"**Permitted Disclosee**" shall have the meaning ascribed to it in Section 8.9(a).

"**Person**" shall mean a natural person, partnership (whether general or limited and whether domestic or foreign), LLC, foreign limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or representative capacity.

"**Plans**" shall have the meaning ascribed to it in Section 3.2(b).

"**Preferred Member**" shall mean a Member holding Preferred Units.

"**Preferred Units**" shall mean Series Seed 1 Preferred Units and Series Seed 2 Preferred Units.

"**Profits Interest Threshold Amount**" for a Non-Voting Common Unit shall mean, unless otherwise determined by the Managers, an amount equal to the amount that would be distributed in respect of a Non-Voting Common Unit that has no Profits Interest Threshold Amount, if, immediately after such Non-Voting Common Unit is issued, the LLC were to liquidate completely and in connection with such liquidation (i) sell all of its assets at their fair market values, (ii) settle all of its liabilities to the extent of the available assets of the LLC (but limited, in the case of nonrecourse liabilities as to which the creditors' rights to repayment are limited solely to one or more assets of the LLC, to the value of such assets), and (iii) each holder of Units were to pay to the LLC at that time the amount of any obligation then unconditionally due to the LLC, and then the LLC were to distribute any remaining cash and other proceeds to the holders of Units in accordance with the distribution provisions of Section 10.3(a); *provided, however*, the Profits Interest Threshold Amount shall not be less than zero dollars ($0). The

Managers shall have the discretion to set any Non-Voting Common Unit's Profits Interest Threshold Amount to equal an amount that is greater than or lesser than the amount determined in the prior sentence. The Profits Interest Threshold Amount of a Non-Voting Common Unit shall be reduced (but not below zero dollars ($0)) dollar-for-dollar by the amount by which distributions with respect to such Non-Voting Common Unit were previously reduced by reason of the existence of the Profits Interest Threshold Amount. The Managers shall have the discretion to reduce the Profits Interest Threshold Amount with respect to any Non-Voting Common Unit if, subsequent to the grant of such Non-Voting Common Unit, the fair market value (as determined by the Managers in their sole discretion) of the LLC declines.

"**Profits Interest**" shall mean a Non-Voting Common Unit that is issued with a Profits Interest Threshold Amount that is at least equal to the fair market value of a Non-Voting Common Unit on the date of issuance (subject to adjustment as provided herein). A Non-Voting Common Unit with a Profits Interest Threshold Amount that is at least equal to the fair market value of a Non-Voting Common Unit is intended to meet the definition of a "profits interest" in I.R.S. Revenue Procedures 93-27 and 2001-43. A Non-Voting Common Unit that is issued with a Profits Interest Threshold Amount that is at least equal to the fair market value of a Non-Voting Common Unit shall be treated as a Non-Voting Common Unit for all purposes of this Agreement except (i) as provided in the Equity Incentive Plan and (ii) with respect to adjustments of amounts distributable with respect to such Non-Voting Common Unit as provided in Articles X and XIII.

"**Proposed Revenue Procedure**" shall have the meaning ascribed to it in Section 9.3(j).

"**Proprietary Information**" shall have the meaning ascribed to it in Section 14.13.

"**Remaining Units**" shall have the meaning ascribed to it in Section 11.6(c).

"**Rules**" shall have the meaning ascribed to it in Section 12.4.

"**Safe Harbor**" shall have the meaning ascribed to it in Section 9.7.

"**SEC**" shall mean the U.S. Securities and Exchange Commission.

"**Securities Act**" shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations thereunder.

"**Selling Member**" shall have the meaning ascribed to it in Section 11.6(a).

"**Series Seed 1 Preferred Units**" shall have the meaning ascribed to it in Section 3.2(a).

"**Series Seed 2 Preferred Units**" shall have the meaning ascribed to it in Section 3.2(a).

"**Tax Matters Partner**" shall have the meaning ascribed to it in Section 8.7.

"**Transfer**" shall have the meaning ascribed to it in Section 11.1.

"**Transfer Notice**" shall have the meaning ascribed to it in Section 11.6(a).

"**Treasury Regulations**" shall mean regulations issued pursuant to the Code.

"**Units**" shall mean units of Interests held by a Member representing such Member's membership interest in the LLC, whether held in the form of Voting Common Units, Non-Voting Common Units, Series Seed 1 Preferred Units, and Series Seed 2 Preferred Units or other type of units or other Interests in the LLC as may be issued by the LLC.

"**Voting Common Units**" shall have the meaning ascribed to it in Section 3.2(a).

EXHIBIT C
MANAGERS; OFFICERS; TAX MATTERS MEMBERS

Managers:
Brilliance Consulting, Inc.
Critical Path Strategies Inc.
Crest Industries, LLC
Flow Capital Investments, LLC

Officers:
R. Jordan Greenhall, Chief Executive Officer
James Schmachtenberger, Treasurer
James Schmachtenberger, Secretary

Tax Matters Member:
Brilliance Consulting, Inc.